Filed Pursuant to Rule 424(b)(5)
Registration File No. 333-132915

PROSPECTUS SUPPLEMENT

(To Prospectus dated May 22, 2006)

8,000,000 Shares

Thomas Properties Group, Inc.

Common Stock

We are offering 8,000,000 shares of our common stock to be sold in this offering. Our common stock is listed on the Nasdaq Global Market under the symbol “TPGI.” The last reported sale price of our common stock on April 19, 2007 was $16.07 per share. The net proceeds received from the sale of 6,205,000 shares in this offering will be retained for our use and the net proceeds from the remaining 1,795,000 shares offered will be used to redeem units in our operating partnership held by our Chief Executive Officer and President, and by another senior executive. The price per unit we will pay to these executives will be the price per share paid to us by the underwriters net of discounts and commissions.

Investing in our common stock involves a high degree of risk. Before buying any shares, you should read the discussion of material risks of investing in our common stock in “ Risk Factors” beginning on page S-10 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$16.00	$128,000,000
Underwriting discounts and commissions	$0.80	$6,400,000
Proceeds, before expenses, to us	$15.20	$121,600,000

The underwriters may also purchase up to an additional 1,200,000 shares from us at the public offering price, less underwriting discounts and commissions payable by us to cover over-allotments, if any, within 30 days from the date of this prospectus supplement. If the underwriters exercise the option in full, the total underwriting discounts and commissions will be $7,360,000, and the total net proceeds, before expenses, to us will be $139,840,000. Of the shares sold in any exercise of the over-allotment option, we will use the net proceeds from 35% of any such shares sold to redeem additional operating partnership units.

The underwriters are offering the shares of our common stock as set forth under “Underwriting.” Delivery of the shares of common stock will be made on or about April 25, 2007.

UBS Investment Bank	Banc of America Securities LLC	Friedman Billings Ramsey

The date of this prospectus supplement is April 20, 2007.

This document is in two parts. The first part is this prospectus supplement, which describes the terms of this offering of common stock and also adds to, updates and changes information contained in the accompanying prospectus and the documents incorporated by reference. The second part is the accompanying prospectus, which gives more general information. To the extent the information contained in this prospectus supplement differs or varies from the information contained in the accompanying prospectus or any document incorporated by reference, the information in this prospectus supplement will control.

You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with additional information or information that is different from that contained in or incorporated by reference into this prospectus supplement or the accompanying prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers or sales are permitted. The information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated therein by reference is accurate only as of its respective date or dates or on the date or dates that are specified in these documents, regardless of the time of delivery of this prospectus supplement or any sale of shares of our common stock. Our financial condition, results of operations and business prospects may have changed since those dates.

Information contained on our website does not constitute part of this prospectus supplement or the accompanying prospectus.

The Thomas Properties Group, Inc. logo is our trademark. All other trademarks that may appear or be incorporated by reference into this prospectus supplement or the accompanying prospectus are the property of their respective owners.

Prospectus Supplement

Prospectus

Prospectus Supplement Summary

This summary highlights selected information contained elsewhere or incorporated by reference into this prospectus supplement and the accompanying prospectus. While this summary highlights what we believe to be the most important information about us, this summary does not contain all the information that you should consider before investing in our common stock. You should carefully read the entire prospectus supplement and the accompanying prospectus, including the “Risk Factors” section, as well as the financial statements and the other information incorporated by reference herein before making an investment decision. Unless the context otherwise requires, all references in this prospectus supplement to “Thomas Properties Group,” “we,” “us,” “our,” or similar words refer to Thomas Properties Group, Inc. and our consolidated subsidiaries.

Our Company

We are a full-service real estate operating company that owns, acquires, develops and manages primarily office, as well as mixed-use and residential, properties on a nationwide basis. Our operating portfolio includes properties located in California (Los Angeles and Sacramento), the Mid-Atlantic (Philadelphia and Northern Virginia) and Texas (Houston and Austin), in which we own an interest or which we manage.

Since our initial public offering in October 2004, we have experienced substantial growth. We have acquired an interest in an additional ten properties adding 5.2 million rentable square feet to our portfolio, which currently totals 16 operating properties with 9.8 million rentable square feet as of March 2007. In addition, we have acquired an interest in two development properties, with the build-out potential for an additional 2.0 million rentable square feet, bringing our total potential development opportunities to approximately 6.6 million square feet as of March 2007. We also provide asset and/or property management services on behalf of third parties for an additional five operating properties with 2.6 million rentable square feet.

Our primary areas of focus are: the acquisition and ownership of premier properties, both on a consolidated basis and through our strategic joint ventures; property development and redevelopment; and property management activities.

Acquisitions and Strategic Joint Ventures. Our acquisition program targets core, core plus and value-add properties purchased both for our account and that of third parties. A substantial number of our acquisitions have been conducted through our joint venture with the California State Teachers’ Retirement System (“CalSTRS”), which we refer to as “TPG/CalSTRS” and in which we own a 25% interest. We provide property management and/or asset management services to the properties owned by TPG/CalSTRS. We also earn acquisition fees from acquisitions by TPG/CalSTRS and leasing fees.

Development and Redevelopment. We engage in property development and redevelopment as market conditions warrant. Currently, we have the ability to develop six properties totaling approximately 6.6 million square feet for office, retail and residential uses in Los Angeles, Philadelphia, Houston and Austin. Included in the 6.6 million square feet are approximately 576,000 square feet related to Murano, a high-rise residential condominium project, on which we commenced construction in the second quarter of 2006. Our joint venture with CalSTRS includes eight redevelopment properties, including City National Plaza, a 2.5 million square foot office project in downtown Los Angeles.

Investment, Asset and Property Management Activities. Property operations comprise our primary source of cash flow and provide revenue through rental operations, property management, asset management, leasing and other fee income. As part of our investment management activities, we earn fees for advising institutional investors on the acquisition, management and disposition of property portfolios.

Recent Developments

In February 2007, we acquired an interest through TPG/CalSTRS in two office properties in Fairfax, Virginia totaling approximately 586,000 rentable square feet, consisting of twin 11-story office towers, Centerpointe I and II, and Fair Oaks Plaza, an eight-story office building. In March 2007, a joint venture formed among ourselves and other institutional investors entered into a definitive agreement to purchase a portfolio of ten class A properties with approximately 3.5 million rentable square feet in Austin, Texas from an affiliate of Blackstone Real Estate Advisors.

Corporate Information

We are a Delaware corporation formed on March 9, 2004. Our initial public offering was completed on October 13, 2004. We conduct our business through our operating partnership, in which we owned 45.2% as of December 31, 2006. Following the consummation of this offering and the redemption of operating partnership units from our Chief Executive Officer and President and another senior executive officer, we expect to own approximately 58.6% of our operating partnership, assuming no exercise of the underwriters’ over-allotment option. Our executive offices are located at 515 South Flower Street, Sixth Floor, Los Angeles, California, 90071 and our telephone number is (213) 613-1900. Our website address is www.tpgre.com. Information contained on our website is not a part of this prospectus supplement or the accompanying prospectus.

Ownership Interest Properties

The following table presents information regarding the 14 properties in which we held an ownership interest as of December 31, 2006, which excludes our purchase of two properties in Fairfax, Virginia in February 2007.

Consolidated Properties	Location	Percentage Interest	Rentable Square Feet(1)	Percent Leased(2)
One Commerce Square	Philadelphia, PA	89.0%	942,866	93.8%
Two Commerce Square	Philadelphia, PA	89.0%	953,276	99.3%

Total/Weighted Average:			1,896,142	96.6%

Unconsolidated Properties	Location	Percentage Interest	Rentable Square Feet(1)	Percent Leased(2)
2121 Market Street (3)	Philadelphia, PA	50.0%	20,835	100.0%
Reflections I	Reston, VA	25.0%	123,546	100.0%
Reflections II	Reston, VA	25.0%	64,253	100.0%
2500 City West	Houston, TX	25.0%	578,284	93.2%
City National Plaza	Los Angeles, CA	21.3%	2,496,084	71.9%
Four Falls Corporate Center	Conshohocken, PA	25.0%	253,985	88.6%
Oak Hill Plaza	Wayne/King of Prussia, PA	25.0%	164,360	90.3%
Walnut Hill Plaza	Wayne/King of Prussia, PA	25.0%	150,573	65.1%
San Felipe Plaza	Houston, TX	25.0%	980,472	87.1%
Brookhollow Central I, II and III	Houston, TX	25.0%	804,181	55.6%
Intercontinental Center	Houston, TX	25.0%	196,895	75.1%
City West Place	Houston, TX	25.0%	1,473,020	95.6%

Total/Weighted Average:			7,306,488	80.3%

(see footnotes on following page)

(Footnotes to previous page)

(1)	For purposes of the tables above, both on-site and off-site parking is excluded. Total portfolio square footage includes office properties and mixed-use space (including retail), but excludes 168 apartment units at 2121 Market Street. Some of the properties have been re-measured in accordance with Building Owners and Managers Association (“BOMA”) 1996 standards and the rentable area for these properties reflects the BOMA 1996 measurement guidelines. For the other properties, the rentable area is calculated consistent with leases in place on the property and local market conventions.
(2)	Percent leased represents the sums of the square footage of the existing leases as a percentage of rentable area described in (1) above.
(3)	The square footage and occupancy information presented for 2121 Market Street represents the information for two retail/office tenants only and excludes the 168 residential units comprising 162,750 square feet.

Development Properties

The development properties in which we owned an interest as of December 31, 2006 are presented below.

Development Properties	Location	Percentage Interest	Number of Acres		Potential Property Types	Potential Rentable Square Feet / FAR Upon Completion / Development
Four Points Centre	Austin, TX	100.0%	259.8	(1)	Office/Retail/R&D/Hotel	1,660,000	(2)
Murano	Philadelphia, PA	73.0 (3)	1.1		Residential	576,000	(3)
2100 JFK Boulevard	Philadelphia, PA	100.0%	0.7		Office/Retail/ Residential	391,000
Campus El Segundo	El Segundo, CA	100.0%	26.1		Office/Retail/R&D/Hotel	1,925,000	(4)
2500 CityWest land	Houston, TX	25.0%	6.3		Office/Retail/Hotel/ Residential	500,000	(5)
CityWest Place land	Houston, TX	25.0%	24.0		Office/Retail/Hotel/Residential	1,500,000

Total:			318.0			6,552,000

(1)	Includes 182 acres designated as habitat preserve.
(2)	The property will support the development of 280,000 rentable square feet of office space, 230,000 rentable square feet of retail space, 900,000 rentable square feet of office and research and development space and a 250,000 rentable square foot (approximately 250 rooms) hotel.
(3)	We have a $20.5 million preferred equity interest in Murano and, as of December 31, 2006, have contributed $11,662,000. Excluding the preferred equity interest, we own a 73.0% ownership interest in Murano. The construction of Murano, a 302-unit high-rise residential condominium project, commenced in the second quarter of 2006.
(4)	The total Campus El Segundo development project is comprised of 46.5 acres and, as currently planned, will consist of up to 2.2 million square feet of mixed-use development. A 14.1 acre parcel, which may include up to approximately 250,000 square feet of development, was sold in September 2006. In addition, in September 2006, a 5.4 acre parcel was sold and a 1.0 acre parcel of the Campus El Segundo property was deeded to the City of El Segundo. The remaining 26.1 acre parcel will support up to 1.9 million square feet of development.
(5)	The property will support the development of at least 500,000 rentable square feet of residential, office or retail space.

Managed Properties

We provide asset and/or property management services for five properties as a fee service for third parties. The table below presents an overview of those properties that we managed for third parties as of December 31, 2006. In addition, we provided asset and/or property management services for the 11 properties that were held within our joint venture with CalSTRS as of December 31, 2006.

Managed Properties	Location	Rentable Square Feet (1)	Percent Leased
800 South Hope Street	Los Angeles, CA	242,176	90.1%
Valencia Town Center	Valencia, CA	393,626	98.4
Pacific Financial Plaza	Newport Beach, CA	279,474	99.0
1835 Market Street	Philadelphia, PA	686,503	92.7
CalEPA Headquarters	Sacramento, CA	950,939	100.0

Total/Weighted Average		2,552,718	96.7%

(1)	For purposes of the table above, both on-site and off-site parking is excluded. Total portfolio square footage includes office properties and mixed-use space (including retail). Valencia Town Center was re-measured in accordance with BOMA 1996 standards, and the rentable area for this property reflects the BOMA 1996 measurement guidelines. For the other properties, the rentable area is calculated consistent with leases in place on the property and local market conventions.

The Offering

Common stock we are offering	8,000,000 shares(1)

Common stock and operating partnership units to be outstanding after this offering	38,431,596 shares and units(2)

Use of proceeds after expenses

We estimate that the net proceeds from this offering will be approximately $121,100,000, or approximately $139,340,000 if the underwriters exercise their over-allotment option in full. We intend to use the net proceeds of the shares sold in this offering (1) for general corporate purposes, which may include working capital, capital expenditures, development costs, strategic investments and possible acquisitions, and (2) for the redemption of 1,750,000 units of our operating partnership held by James A. Thomas, our Chief Executive Officer and President, and 45,000 operating partnership units held by John R. Sischo, one of our Executive Vice Presidents. The price per unit we will pay to Mr. Thomas and Mr. Sischo will be the price per share paid to us by the underwriters net of discounts and commissions.

Dividend policy

We intend to continue to declare and pay annual dividends on our common stock. Commencing with our first quarter of 2005, and for each quarter thereafter, we have declared a dividend of $0.06 per share, including our first quarter 2007 dividend which was paid on April 13, 2007 to stockholders of record as of March 30, 2007. Our ability to pay dividends is impacted by property-level restrictions on cash flows, which limits the funds available to us for such use.

Nasdaq Global Market Symbol	TPGI

(1)	This will be 9,200,000 shares of common stock if the underwriters were to exercise their over-allotment option in full.
(2)	Consists of 22,526,594 shares of common stock and 15,905,002 operating partnership units expected to be outstanding following this offering, including outstanding incentive units, assuming the redemption of 1,795,000 units from Mr. Thomas and Mr. Sischo, with no exercise of the over-allotment option. If the over-allotment option is exercised in full, this would be 15,485,002 operating partnership units outstanding. Operating partnership units can be redeemed by the holder for either one share of common stock or the cash value thereof at our election. Incentive units in our operating partnership represent a profits interest in our operating partnership and are entitled to participate equally in distributions with all other holders of operating partnership units. Upon the occurrence of certain events, incentive units will achieve full parity and the same economic value as an operating partnership unit.

The number of shares of our common stock to be outstanding after this offering is based upon the number of our shares outstanding as of March 30, 2007 and excludes:

•	276,885 shares available for future issuance under our 2004 Equity Incentive Plan (“Incentive Plan”), which is net of issued and outstanding incentive units and restricted stock, and 482,308 shares that may be issued upon the exercise of outstanding options granted pursuant to our Incentive Plan at a weighted average exercise price of $13.26 per share; and
•	38,597 shares available for future issuance under our Non-Employee Director Plan.

Risk Factors

For a discussion of certain risk factors that should be considered before making an investment in our common stock, see “Risk Factors” on page S-10 of this prospectus supplement and in our periodic reports filed with the Securities and Exchange Commission (“SEC”).

Summary Consolidated Financial Data

The table below presents summary consolidated statements of operations and balance sheet data on a historical basis for our company and on a combined historical basis for TPGI Predecessor. Prior to our initial public offering consummated on October 13, 2004, our operations were conducted through an affiliated group of entities, collectively referred to in this prospectus as the “Predecessor” to Thomas Properties Group, Inc. or “TPGI Predecessor.” The summary consolidated financial data for the years ended December 31, 2006 and 2005 and the periods ended October 12, 2004 and December 31, 2004 and as of December 31, 2006, 2005 and 2004 are derived from our audited consolidated financial statements and the TPGI Predecessor’s audited combined financial statements. This information is only a summary and should be read in conjunction with our financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our reports on file with the SEC and incorporated by reference into this prospectus supplement and the accompanying prospectus. For more information on how you can obtain our SEC filings, you should read the section of this prospectus supplement entitled “Incorporation of Certain Documents by Reference” beginning on page S-51. Historical financial results may not be indicative of our future performance and interim results may not be reflective of the results for the entire year.

	Thomas Properties Group, Inc.			TPGI Predecessor
Consolidated/Combined Statement of Operations Data:	Year ended December 31, 2006	Year ended December 31, 2005	Period from October 13, 2004 through December 31, 2004	Period from January 1, 2004 through October 12, 2004
	(dollars in thousands, except per share data)
Revenues:
Rental	$33,076	$32,618	$7,356	$20,611
Tenant reimbursements	19,399	18,899	3,882	10,703
Investment advisory, management, leasing and development services	22,154	13,509	2,396	9,583
Parking and other	3,945	4,224	815	2,172

Total revenues	78,754	69,250	14,449	43,069

Operating expenses:
Rental property operating and maintenance	15,115	14,605	3,369	8,371
Real estate taxes	5,904	5,803	1,267	3,392
Investment advisory, management, leasing and development services	9,986	6,451	904	5,203
Interest	20,570	20,784	5,611	18,695
Depreciation and amortization	12,661	12,408	2,614	6,206
General and administrative	17,202	12,914	2,095	4,487

Total expenses	81,438	72,965	15,860	46,354

Gain on sale of real estate	10,640	—	—	975
Gain on purchase of other secured loan	—	25,776	—	—
Loss from early extinguishment of debt	(360)	(4,497)	—	—
Interest income	2,974	1,268	300	17
Equity in net income (loss) of unconsolidated/uncombined real estate entities	(12,909)	(16,259)	(988)	(1,099)
Minority interests	1,105	(1,231)	1,128	(1,614)
Income (loss) before (provision) benefit for income taxes	(1,414)	1,342	(971)	(5,006)
(Provision) benefit for income taxes	(635)	(698)	390	—

Net (loss) income	$(2,049)	$644	$(581)	$(5,006)

Earnings (loss) per share - basic and diluted	$(0.14)	$0.05	$(0.04)

Weighted average common shares outstanding - basic	14,339,032	14,301,932	14,290,097
Weighted average common shares outstanding - diluted	14,339,032	14,308,087	14,290,097

Cash flows from:
Operating activities	$27,606	$20,820	$(5,435)	$11,255
Investing activities	(25,202)	(54,510)	(88,746)	5,380
Financing activities	(1,676)	41,099	147,154	(16,692)

	As of December 31,
Consolidated Balance Sheet Data:	2006	2005	2004
	(dollars in thousands)
Investments in real estate, net	$336,154	$313,161	$282,485
Total assets	518,080	482,447	451,854
Mortgages, other secured and unsecured loans	331,828	325,179	295,890
Total liabilities	375,152	344,690	307,760
Minority interests	80,678	74,125	77,909
Stockholders’ equity	62,250	63,632	66,185
Total liabilities and stockholders’ equity	518,080	482,447	451,854

Forward-Looking Statements

A number of the statements made or incorporated by reference in this prospectus supplement and the accompanying prospectus are not historical or current facts, but deal with potential future circumstances and developments. These statements are intended as “Forward-Looking Statements” under the Private Securities Litigation Reform Act of 1995. In particular, statements pertaining to our capital resources, property portfolio performance and results of operations contain forward-looking statements. Likewise, all our statements and discussions regarding anticipated growth from operations and results of operations are forward-looking statements. Forward-looking statements involve numerous risks and uncertainties and you should not rely on them as predictions of future events. Forward-looking statements depend on assumptions, data or methods which may be incorrect or imprecise and we may not be able to realize them. We cannot guarantee that the transactions and events described will happen as described or that they will happen at all. You can identify forward-looking statements by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “pro forma,” “estimates” or “anticipates” or the negative of these words and phrases or similar words or phrases. You can also identify forward-looking statements by discussions of strategy, plans or intentions. The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

➢	our dependence on our relationship with CalSTRS and/or other joint venture parties and restrictions on our ability to expand and diversify our revenue sources;
➢	our lack of significant control in some of our joint ventures with third parties;
➢	our reliance on revenue from significant tenants;
➢	the impact of adverse economic or real estate developments in the four regional markets in which we are currently active;
➢	failure to obtain any necessary third-party financing;
➢	defaults on or non-renewal of leases by tenants;
➢	increased interest rates, tax rates, insurance and other operating costs;
➢	the risk of default under our debt obligations;
➢	potential losses that may not be covered by insurance and could result in our inability to repair damaged properties;
➢	our reliance on key personnel, the loss of whom could impair our ability to operate our business successfully;
➢	difficulties in identifying properties to acquire and completing acquisitions, including our acquisitions that are currently pending;
➢	our failure to successfully operate acquired properties and operations;
➢	our failure to successfully develop or manage properties;
➢	our use of proceeds of this offering;
➢	significant competition which may decrease or prevent increases of occupancy and rental rates of our properties;
➢	lower market rents or increased vacancy rates;
➢	the effect on us of tax legislation or other legislation relating to or affecting the ownership of our properties; and
➢	environmental uncertainties and risks related to natural disasters.

Risk Factors

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below and all other information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus before purchasing our common stock. Some of the following risks relate principally to our business and the industry in which we operate. Other risks relate principally to the securities markets and ownership of our common stock. Additional risks and uncertainties not presently known to us, or risks that we currently consider immaterial, may also impair our operations or results. If any of the following risks actually occurs, we may not be able to conduct our business as currently planned and our financial condition and operating results could be seriously harmed. In that case, the market price of our common stock could decline, and you could lose all or part of your investment.

RISKS RELATED TO OUR PROPERTIES AND OUR BUSINESS

We generate a significant portion of our revenues as a result of our relationships with CalSTRS. If we were to lose these relationships, our financial results and growth prospects would be significantly negatively affected.

Our relationships with CalSTRS are a significant factor in our ability to achieve our intended business growth. Our separate account and joint venture relationships with CalSTRS provide us with substantial fee revenues. For the years ended December 31, 2006, 2005 and 2004, approximately 22.2%, 17.2% and 17.7%, respectively, of our revenues has been derived from fees earned from these relationships. In addition, we recognized equity in net loss of unconsolidated/uncombined real estate entities of $12.4 million, $15.9 million and $2.0 million related to these relationships for the years ended December 31, 2006, 2005 and 2004, respectively.

We cannot assure you that our relationships with CalSTRS will continue and we may not be able to replace these relationships with another strategic alliance that would provide comparable revenues. Our interest in our CalSTRS joint venture is subject to a buy-sell provision and is subject to purchase by CalSTRS upon the occurrence of certain events. Under the buy-sell provision either our operating partnership or CalSTRS can initiate a buy-out by delivering a notice to the other specifying a purchase price for all the joint venture’s assets; the other venture partner then has the option to sell its joint venture interest or purchase the interest of the initiating venture partner. The purchase price is based on what each venture partner would receive on liquidation if the joint venture’s assets were sold for the specified price and the joint venture’s liabilities paid and the remaining assets distributed to the joint venture partners. In addition, CalSTRS has the ability to initiate this provision upon an event of default by us under the joint venture agreement or related management and development agreements or upon bankruptcy of our operating partnership, or upon the death or disability of either Mr. Thomas or John R. Sischo, one of our Executive Vice Presidents, or the failure of either of them to devote the necessary time to perform their duties (unless replaced by an individual approved by CalSTRS) (a “Buyout Default”), or upon any transfer of stock of our company or limited partnership units in our operating partnership resulting in Mr. Thomas, his immediate family and controlled entities owning less than 30.0% of our securities entitled to vote for the election of directors. Following the consummation of this offering and the redemption by Mr. Thomas of certain of the operating partnership units held by him together with his paired shares of limited voting stock, Mr. Thomas will continue to own approximately 40.5% of our securities entitled to vote for the election of directors, assuming no exercise of the underwriters’ over-allotment option, or 39.3% of our securities entitled to vote for the election of directors, assuming the underwriters’ over-allotment option is exercised in full. Our operating partnership has the ability to initiate the buy-sell provision upon an event of default of CalSTRS, such as a failure to contribute capital in accordance with capital calls. Upon the occurrence of a Buyout Default, the non-defaulting venture partner may elect to purchase the other venture partner’s joint venture interest based on a three percent discount to the appraised fair market value.

Most of our fee arrangements under our separate account relationship with CalSTRS are terminable on 30 days’ notice. Termination of either our joint venture or separate account relationship with CalSTRS could adversely affect our revenue and profitability and our ability to achieve our business plan by reducing our fee income and access to co-investment capital to acquire additional properties.

Risk Factors

Our joint venture investments may be adversely affected by our lack of control or input on decisions or shared decision-making authority or disputes with our co-venturers.

We hold interests in each of our operating properties in a joint venture or partnership. As a result, we do not exercise sole decision-making authority regarding the property, joint venture or other entity, including with respect to cash distributions or the sale of the property. Furthermore, we expect to co-invest in the future through other partnerships, joint ventures or other entities, acquiring non-controlling interests or in sharing responsibility for managing the affairs of a property, partnership or joint venture.

Investments in partnerships, joint ventures or other entities may, under certain circumstances, involve risks including third parties who may have economic or other business interests or goals which are inconsistent with our business interests or goals and may be in a position to take actions contrary to our policies or objectives. These investments may also have the risk of impasses on significant decisions, because neither we nor our partner or co-venturer would have full control over the partnership or joint venture. Disputes between us and our partners or co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and/or directors from focusing their full time and effort on our business. In addition, under the principles of agency and partnership law, we may in certain circumstances be liable for the actions of our third-party partners or co-venturers such as if a partner or co-venturer were to become bankrupt and default on its reimbursement and contribution obligations to us, were to subject property owned by the partnership or joint venture to liabilities in excess of those contemplated by the partnership or joint venture agreement or were to incur debts or liabilities on behalf of the partnership or joint venture in excess of the authority otherwise granted by the partnership or joint venture agreement. In some joint ventures or other investments we make, if the entity in which we invest is a limited partnership, we have acquired and may acquire in the future all or a portion of our interest in such partnership as a general partner. In such event, we may be liable for all the liabilities of the partnership, although we attempt to limit such liability to our investment in the partnership by investing through a subsidiary.

CalSTRS has rights under our joint venture agreement that could adversely affect us.

As of April 2, 2007, we held interests in 13 of our properties through our joint venture with CalSTRS. Our joint venture with CalSTRS requires a unanimous vote of the joint venture’s management committee on certain major decisions, including approval of annual business plans and budgets, financings and refinancings and additional capital calls not in compliance with an approved annual plan. All other decisions, including sales of properties, are made based upon a majority decision of the management committee, which currently consists of two members appointed by CalSTRS and one member appointed by us. Thus CalSTRS has the ability to control certain decisions for the joint venture that may result in an outcome contrary to our interests. In addition to CalSTRS’ ability to control certain decisions relating to the joint venture, our joint venture agreement with CalSTRS includes provisions negotiated for the benefit of CalSTRS that could adversely affect us. Unless otherwise determined by the management committee of the joint venture, we are required to use diligent efforts to sell each joint venture property generally within five years of that property reaching stabilization, except that the holding period for Reflections I and Reflections II, both of which are 100% leased, will be separately determined by the joint venture management committee. With respect to these two properties, we are required to perform a hold/sell analysis at least annually and make a recommendation to the management committee regarding the appropriate holding period, which could be less than five years. We have a right of first offer to purchase a joint venture property upon a required sale at a price we propose and if CalSTRS accepts our offer we must close within 90 days. If we do not exercise the right of first offer and we subsequently fail to effect a sale by the end of the specified holding period, CalSTRS has the right to assume control of the sale process. This may require us to sell a substantial portion of our assets at an inopportune time or for prices that are lower than could be achieved if we had more flexibility in the timing for effecting sales.

Risk Factors

We are required to present certain investment opportunities to CalSTRS which may limit our opportunities to make investments for our own account or with other third parties.

Under our joint venture agreement with CalSTRS, until the earlier of May 1, 2007 or the date CalSTRS has contributed an aggregate of $250 million to the joint venture, we are required to first present to CalSTRS for potential investment by the joint venture all core plus and value-add office property investment opportunities involving a total capital investment of $10 million or more that are defined within CalSTRS’ guidelines as moderate or high risk projects. As of December 31, 2006, CalSTRS had contributed an aggregate of approximately $175 million, which is net of distributions received, to the joint venture. In June 2006, we amended our joint venture agreement to allow for capital distributions, as defined in the joint venture agreement, to be recalled as additional capital contributions through May 1, 2007. If CalSTRS fails to approve an investment within five business days of receipt of all required information, then we may pursue the opportunity for our own account or in joint venture with another third party investor. This obligation may limit our ability to obtain additional separate account or joint venture relationships for non-core office properties, as investment opportunities for this type of property must be first presented by us to CalSTRS. In addition, we cannot be certain that CalSTRS will continue to pursue investment opportunities with us within this joint venture or a new one we may form.

We must expand our business to establish additional strategic alliances to decrease our dependence on our relationship with CalSTRS or our prospects for growth may be limited.

We intend to establish and extend our business to encompass strategic relationships beyond our joint venture with CalSTRS. Our business strategy includes co-investing with third parties and earning revenues from fee services and property management. For the past three years, our only relationship where we serve as an investment advisor and portfolio manager is with CalSTRS. In order to achieve our objectives of acting as an investment advisor and portfolio manager for others and decrease our dependence on our relationship with CalSTRS, we intend to establish new relationships and extend existing relationships and alliances with institutional and other investors. Without adequate strategic partnerships and alliances in place, we may have to invest more equity than we desire in property acquisitions and incur greater risk than we prefer on projects. In addition, our efforts with respect to projects may not be as effective as they would have been with the greater access to capital afforded by these strategic relationships. In many cases, the institutional investors with which we intend to form alliances already have extensive relationships with other property developers, managers and investment advisors. If we fail to establish and successfully manage and maintain these alliances, our ability to achieve business growth and revenue diversification could suffer and our business and operating results could be harmed.

We depend on significant tenants and their failure to pay rent could seriously harm our operating results and financial condition.

As of December 31, 2006, the 20 largest tenants for properties in which we held an ownership interest collectively leased 44.4% of the rentable square feet of space, representing 57.8% of the total annualized rent generated by these properties. Consolidated Rail Corporation, together with its wholly-owned subsidiary New York Central Lines, LLC (“Conrail”), leases the substantial majority of space at Two Commerce Square and accounted for approximately 20.7% of the total annualized rent generated by these properties as of December 31, 2006. In addition, Conrail’s rental revenues and tenant reimbursements accounted for approximately 31.7% of total consolidated revenue for the year ended December 31, 2006. Our existing lease with Conrail expires in two stages in 2008 and 2009. Conrail has subleased substantially all of its space under lease and we have entered into direct lease agreements with many of these sublease tenants. However, these new leases are at lower rental rates and we expect to experience a substantial decline in rental revenues from Two Commerce Square when the existing lease with Conrail expires.

Risk Factors

We rely on rent payments from our tenants as a source of cash to finance our business. Any of our tenants may experience a downturn in its business that may weaken its financial condition. As a result, a tenant may delay lease commencement, fail to make rental payments when due, decline to extend a lease upon its expiration, become insolvent or declare bankruptcy. Any tenant bankruptcy or insolvency, leasing delay or failure to make rental payments when due could result in the termination of the tenant’s lease and material losses to our company.

In particular, if any of our significant tenants becomes insolvent, suffers a downturn in its business and decides not to renew its lease or vacates a property and prevents us from leasing that property, it may seriously harm our business. Failure on the part of a tenant to comply with the terms of a lease may give us the right to terminate the lease, repossess the applicable property and enforce the payment obligations under the lease. In those circumstances, we would be required to find another tenant. We cannot assure you that we would be able to find another tenant without incurring substantial costs, or at all, or that, if another tenant were found, we would be able to enter into a new lease on favorable terms. We are not aware of an insolvency issue with any of our significant tenants.

Bankruptcy filings by or relating to one of our tenants could bar us from collecting pre-bankruptcy debts from that tenant or their property. A tenant bankruptcy would delay our efforts to collect past due balances under the relevant leases and could ultimately preclude full collection of these amounts. If a lease is assumed by the tenant in bankruptcy, all pre-bankruptcy amounts due under the lease must be paid to us in full. However, if a lease is rejected by a tenant in bankruptcy, we would have only a general unsecured claim for damages. Any unsecured claim we hold against a bankrupt entity may be paid only to the extent that funds are available and only in the same percentage as is paid to all other holders of unsecured claims. We may recover substantially less than the full value of any unsecured claims in the event of the bankruptcy of a large tenant, which would adversely impact our financial condition.

Our operating results depend upon the regional economies in which our properties are located and the demand for office and other mixed-use space and an economic downturn in these regions could harm our operating results.

Our operating and development properties are located in three geographic regions of the United States: the West Coast, Southwest and Mid-Atlantic regions. Historically, the largest part of our revenues has been derived from our ownership and management of properties consisting primarily of office buildings. A decrease in the demand for office space in these geographic regions, and Class A office space in particular, may have a greater adverse effect on our business and financial condition than if we owned a more diversified real estate portfolio. We are susceptible to adverse developments in these regions, such as business layoffs or downsizing, industry slowdowns, relocations of businesses, changing demographics, increased telecommuting, terrorist targeting of high-rise structures, infrastructure quality, increases in real estate and other taxes, costs of complying with government regulations or increased regulation and other factors, and the national and regional office space market such as oversupply of or reduced demand for office space. Some of the regional issues we face include the more highly regulated and taxed economy of Southern California, the recent “margin” tax enacted in Texas and high local and municipal taxes for our Philadelphia properties. Any adverse economic or real estate developments in a local region, or any decrease in demand for office space resulting from the local regulatory environment, business climate or energy or fiscal problems, could adversely impact our revenue and profitability, thereby causing a significant downturn in our financial condition, results of operations, cash flow, the trading price of our common stock and impairing our ability to satisfy our debt service obligations.

Risk Factors

Our debt level reduces cash available to fund business growth and may expose us to the risk of default under our debt obligations.

As of December 31, 2006, our total consolidated indebtedness is approximately $331.8 million. In addition, we own interests in unconsolidated entities subject to total indebtedness in the amount of $1,050.0 million as of December 31, 2006. Mortgage loans, which comprise a portion of both the consolidated and unconsolidated indebtedness, are secured by first deeds of trust in the related real property. Mezzanine loans and other secured loans are secured by our direct or indirect ownership interest in the entity that owns the related real property. Additionally, our operating partnership has guaranteed the loan on our Four Points Centre property up to a maximum amount of $5.4 million. Furthermore, a subsidiary of our operating partnership pledged its preferred equity interest in Murano to a lender in the amount of $17.4 million. Our operating partnership has guaranteed this loan. Mr. Thomas guarantees approximately $7.5 million of the mezzanine loans for Two Commerce Square and we have accordingly agreed to indemnify Mr. Thomas in the event his guarantees are called upon. We may incur significant additional debt to finance future acquisition and development activities. It is possible the required payments of principal and interest on borrowings may leave us with insufficient cash to operate our properties profitably. Our level of debt and the limitations imposed on us by our debt agreements could have significant adverse consequences, including the following:

➢	our cash flow may be insufficient to meet our required principal and interest payments or to pay dividends;
➢	we may be unable to borrow additional funds as needed or on favorable terms;
➢	we may be unable to refinance our indebtedness at maturity or the refinancing terms may be less favorable than the terms of our original indebtedness;
➢	we anticipate that a significant portion of our debt will bear interest at variable rates and, in the event we do not purchase interest rate caps for floating rate debt in the future, increases in interest rates could materially increase our interest expense;
➢	we may be unable to distribute funds from a property to our operating partnership or apply such funds to cover expenses related to another property;
➢	we could be required to dispose of one or more of our properties, possibly on disadvantageous terms and/or at disadvantageous times;
➢	we could default on our obligations and the lenders or mortgagees may foreclose on our properties that secure their loans and receive an assignment of rents and leases;
➢	we could violate covenants in our loan documents, including provisions that may limit our ability to further mortgage a property, make distributions, acquire additional properties, repay indebtedness prior to a set date without payment of a premium or other pre-payment penalties, all of which would entitle the lenders to accelerate our debt obligations;
➢	a default under any one of our mortgage loans with cross default provisions could result in a default on other indebtedness; and
➢	because we have agreed to use commercially reasonable efforts to maintain certain debt levels to provide the ability for entities controlled by Mr. Thomas and/or certain other persons to guarantee debt of $210 million, including $11 million of debt available for guarantee by entities controlled by Mr. Edward Fox, one of our non-employee directors, and entities controlled by Mr. Richard Gilchrist, an individual formerly affiliated with Maguire Thomas Partners, a real estate operating company that Mr. Thomas formerly co-managed, we may not be able to refinance our debt when it would otherwise be advantageous to do so or to reduce our indebtedness when our board of directors thinks it is prudent.

If any one of these events were to occur, our revenue and profitability could be adversely impacted, causing a significant downturn in our financial condition, results of operations, cash flow and the trading price of our common stock and impairing our ability to satisfy our debt service obligations. In addition, foreclosures could also result in our being liable under the terms of our indemnification agreement with Mr. Thomas if we were required to sell all or a portion of our interests in One Commerce Square or Two Commerce Square.

Risk Factors

We have a substantial amount of debt which bears interest at variable rates. Our failure to hedge effectively against interest rate changes may adversely affect our results of operations.

As of December 31, 2006, $38.7 million of our consolidated debt and $628.2 million of our unconsolidated debt was at variable interest rates. As of December 31, 2006, interest rate caps have been purchased for each of the floating rate loans for our unconsolidated debt.

We intend to generally limit our exposure to interest rate volatility by using interest rate hedging arrangements and swap agreements to cap our interest rate exposure. These arrangements involve risks, including that our hedging or swap transactions might not achieve the desired effect in eliminating the impact of interest rate fluctuations or that counterparties may fail to honor their obligations under these arrangements. As a result, these arrangements may not be effective in reducing our exposure to interest rate fluctuations and this could reduce our revenue, require us to modify our leverage strategy and adversely affect our expected investment returns.

We may be unable to complete acquisitions necessary to grow our business, including our acquisitions that are currently pending and, even if consummated, we may fail to successfully operate these acquired properties.

Our planned growth strategy includes the acquisition of additional properties as opportunities arise. We regularly evaluate the top 20 markets in the United States for office, mixed-use and other properties for strategic opportunities. Our ability to acquire properties on favorable terms and successfully operate them is subject to the following significant risks:

➢	we may be unable to acquire a desired property because of competition from other real estate investors with more available capital, including other real estate operating companies, real estate investment trusts and investment funds;
➢	we may be unable to generate sufficient cash from operations, or obtain the necessary debt or equity to consummate an acquisition or, if obtainable, it may not be on favorable terms;
➢	we may need to spend more than budgeted amounts to make necessary improvements or renovations to acquired properties;
➢	competition from other potential acquirers may significantly increase the purchase price, even if we are able to acquire a desired property;
➢	agreements for the acquisition of office properties are typically subject to customary conditions to closing, including satisfactory completion of due diligence investigations, and we may spend significant time and money on a potential acquisition we eventually decide not to pursue;
➢	we may be unable to quickly and efficiently integrate new acquisitions, particularly acquisitions of portfolios of properties, into our existing operations;
➢	market conditions may result in higher than expected vacancy rates and lower than expected rental rates; and
➢	we may acquire properties subject to liabilities without any recourse, or with only limited recourse, for unknown liabilities such as clean-up of undisclosed environmental contamination, claims by tenants, vendors or other persons dealing with the former owners of the properties and claims for indemnification by general partners, directors, officers and others indemnified by the former owners of the properties.

If we cannot complete property acquisitions on favorable terms, including our acquisitions that are currently pending, or operate acquired properties to meet our expectations, our revenue and profitability could be adversely impacted, causing a significant downturn in our financial condition, results of operations and the trading price of our common stock and impairing our ability to satisfy our debt service obligations.

Risk Factors

Our real estate acquisitions may result in disruptions to our business as a result of the burden in integrating operations placed on our management.

Our business strategy includes acquisitions and investments in real estate on an ongoing basis. These acquisitions may cause disruptions in our operations and divert management’s attention from day-to-day operations, which could impair our relationships with our current tenants and employees. In addition, if we acquire real estate by acquiring another entity, we may be unable to effectively integrate the operations and personnel of the acquired business. In addition, we may be unable to train, retain and motivate any key personnel from the acquired business. If our management is unable to effectively implement our acquisition strategy, we may experience disruptions to our business.

As a result of the limited time during which we have to perform due diligence of many of our acquired properties, we may become subject to significant unexpected liabilities and our properties may not meet projections.

When we enter into an agreement to acquire a property or portfolio of properties, we often have limited time to complete our due diligence prior to acquiring the property. To the extent we underestimate or fail to investigate or identify risks and liabilities associated with the properties we acquire, we may incur unexpected liabilities or the property may fail to perform as we expected. If we do not accurately assess the liabilities associated with properties prior to their acquisition, we may pay a purchase price that exceeds the current fair value of the net identifiable assets of the acquired property. As a result, intangible assets would be required to be recorded, which could result in significant accounting charges in future periods. These charges, in addition to the financial impact of significant liabilities that we may assume, could adversely impact our revenue and profitability, causing a significant downturn in our financial condition, results of operations, trading price of our common stock and impairing our ability to satisfy our debt service obligations.

We have a near-term expectation of significant growth and we may not be able to adapt our management and operational systems to respond to this growth, including the acquisition, development and integration of additional properties without unanticipated disruption or expense.

We purchased an interest in properties located in Houston, Texas with an aggregate of 1.5 million rentable square feet in 2006 and, in February 2007, an interest in properties in Fairfax, Virginia totaling approximately 586,000 rentable square feet. In addition, we commenced construction of our Murano project in Philadelphia, a high-rise residential tower in 2006. In March 2007, we entered into an agreement to purchase an interest in properties located in Austin, Texas with an aggregate of 3.5 million square feet. In order to achieve desired and planned business growth, we intend to continue to significantly expand our asset and property management activities and acquire a significant number of properties in the next 12 to 24 months. With the expected growth of our portfolio, we cannot assure you that we will be able to adapt our management, administrative, accounting and operational systems or hire and retain sufficient operational staff to integrate these properties into our portfolio and manage these additional properties without operating disruptions or unanticipated costs. The acquisition and development of additional properties would generate additional operating expenses. As we acquire and develop additional properties, we will be subject to risks associated with managing new properties, including tenant retention and mortgage default as well as the development risks discussed below. Our failure to successfully integrate any future acquisitions or development properties into our portfolio could adversely impact our revenue and profitability, causing a significant downturn in our financial condition, results of operations, trading price of our common stock and impairing our ability to satisfy our debt service obligations.

Risk Factors

We may be unable to successfully complete and operate properties under development, which would impair our financial condition and operating results.

A significant part of our business is devoted to the development of office, mixed-use and other properties, including the redevelopment of core plus and value-add properties. Our development, construction and redevelopment activities involve the following significant risks:

➢	we may be unable to obtain construction or redevelopment financing on favorable terms or at all;
➢	if we finance development projects through construction loans, we may be unable to obtain permanent financing at all or on advantageous terms;
➢	we may not complete development projects on schedule or within budgeted amounts;
➢	we may underestimate the expected costs and time necessary to achieve the desired result with a redevelopment project;
➢	we may discover structural, environmental or other feasibility issues with properties acquired as redevelopment projects following our acquisition, which may render the redevelopment as planned not possible;
➢	we may encounter delays or refusals in obtaining all necessary zoning, land use, building, occupancy, and other required governmental permits and authorizations; and
➢	occupancy rates and rents at newly developed or renovated properties may fluctuate depending on a number of factors, including market and economic conditions, and may result in our investment not being profitable.

If we are not successful in our property development initiatives, including our Murano project, this could adversely impact our revenue and profitability, causing a significant downturn in our business, including our financial condition, results of operations, trading price of our common stock and impairing our ability to satisfy our debt service obligations. Further, our Murano project is the development of a high-rise residential condominium building. Historically, our development and property management activities have centered on office properties. In developing and managing a residential project, we may encounter unfamiliar problems that adversely impact our ability to complete the project on a timely basis and derive sustainable revenues from the property.

We may encounter problems during development and construction activities.

We are currently developing Murano, a high-rise residential condominium project in Philadelphia. We are also currently planning development projects at Four Points Centre in Austin, Texas, Campus El Segundo in Southern California and City West Place in Houston, Texas. These development projects, and others that we may undertake from time to time, are subject to significant development and construction risks, any of which could cause unanticipated cost increases and delays. These include the following:

➢	adverse weather that damages the project or causes delays;
➢	delays in obtaining or inability to obtain necessary permits, licenses and approvals;
➢	changes to the plans or specifications;
➢	shortages of materials and skilled labor;
➢	increases in material and labor costs;
➢	engineering problems;
➢	environmental issues;
➢	shortages of qualified employees;
➢	fire, flooding and other natural disasters;
➢	expenditure of funds on, and the devotion of management time to, projects that may not be completed; and
➢	geological, construction, excavation, regulatory and equipment problems.

Risk Factors

We may not be able to complete the development of any projects we begin and, if completed, our development and construction activities may not be completed in a timely manner or within budget, which would adversely impact our revenue and profitability and may create cash flow difficulties for us.

Our efforts to expand our geographic presence and diversify into other regional real estate markets may not be successful, thereby constraining our growth to markets in which we currently operate.

We intend to expand our business to new geographic regions where we expect the development, ownership and management of property to result in favorable risk-adjusted investment returns. In order for us to achieve economies of scale, we generally target ownership of 500,000 or more rentable square feet in a market. It may be difficult for us to achieve this level of ownership and our initial entry into a particular market may result in higher administrative expenses for us initially. Presently, we do not possess the same level of familiarity with the development, ownership and management of properties in locations other than the West Coast, Southwest and Mid-Atlantic regions in the United States, which could adversely affect our ability to develop properties outside these regions successfully or at all or to achieve expected performance.

We face significant competition, which may decrease or prevent increases of the occupancy and rental rates of our properties.

We face significant competition from other acquirers, developers, managers and owners of office, mixed-use and residential real estate, many of which own properties similar to ours in the same regional markets in which our properties are located. We also compete with other diversified real estate companies and companies focused solely on offering property investment management and brokerage services. A number of our competitors are larger and better able to take advantage of efficiencies created by size, have better financial resources or increased access to capital at lower costs and may be better known in regional markets in which we compete. Our smaller size as compared to some of our competition may increase our susceptibility to economic downturns and pressures on rents. Our failure to compete successfully in our industry would materially affect our business prospects.

We may be unable to renew leases, lease vacant space or re-lease space as leases expire resulting in increased vacancy rates, lower revenue and an adverse effect on our operating results.

As of December 31, 2006, leases representing 5.2% and 9.6% of the rentable square feet of the office and mixed-use properties in which we held an ownership interest will expire in 2007 and 2008, respectively. Further, an additional 16.3% of the square feet of these properties was available for lease on that date. Rental rates above the current market rate at some of the properties in our office and mixed-use portfolio may require us to renew or re-lease some expiring leases at lower rates. If the rental rates for our properties decrease, our existing tenants do not renew their leases or we do not re-lease a significant portion of our available space and space for which leases will expire, our revenue and profitability, could be adversely impacted, causing a significant downturn in our financial condition, results of operations, cash flow and the trading price of our common stock and impairing our ability to satisfy our debt service obligations. In particular, a significant amount of space at our Two Commerce Square property has historically been leased to Conrail. This lease expires in two stages in 2008 and 2009. Conrail currently subleases substantially all of its space to a number of subtenants. While we have entered into agreements with many of the subtenants for direct leases once their sublease term expires, the rental rates are lower than paid by the current tenant. As a result, we currently expect our aggregate revenues from this property will be lower following the expiration of the Conrail lease in 2008 and 2009. If we are unable to lease the remaining portion of the space currently leased by Conrail in Two Commerce Square prior to the expiration of the lease and assuming all subtenants to the Conrail lease exercise no renewal options and exercise all early termination options, our rental revenue (excluding tenant reimbursements revenue) computed in accordance with accounting principles generally accepted in the United States of America (“GAAP”) would decrease by $2.8 million in 2008 as compared to 2007, $2.5 million in 2009 as compared to 2008 and $1.7 million in 2010 as compared to 2009.

Risk Factors

Our growth depends on external sources of capital, some of which are outside of our control. If we are unable to access capital from external sources, we may not be able to implement our business strategy.

Our business strategy requires us to rely significantly on third-party sources to fund our capital needs. We may not be able to obtain debt or equity on favorable terms or at all. Any additional debt we incur will increase our leverage. Any issuance of equity by our company will cause dilution to our existing stockholders and could have a negative impact on our stock price for the short term. Our access to third-party sources of capital depends, in part, on:

➢	our current debt levels, which were $331.8 million of consolidated debt and $1,050.0 million of unconsolidated debt as of December 31, 2006;
➢	our current cash flow from operating activities, which was $27.6 million for the year ended December 31, 2006;
➢	our current and expected future earnings;
➢	the market’s perception of our growth potential;
➢	the market price per share of our common stock;
➢	the perception of the value of an investment in our common stock; and
➢	general market conditions.

If we cannot obtain capital from third-party sources, we may not be able to acquire or develop properties when strategic opportunities exist, satisfy our debt service obligations or continue to fund operations.

We could incur significant costs related to government regulation and private litigation over environmental matters, including with respect to clean-up of contaminated properties and litigation from any harm caused by environmental hazards on our properties.

Under various federal, state and local environmental laws and regulations, a current or previous owner, manager or tenant of real estate may be required to investigate and clean up hazardous or toxic substances at the property, and may be held liable to a government entity or to third parties for property damage and for investigation, clean-up and monitoring costs incurred by the parties in connection with the actual or threatened contamination. With respect to properties in which we hold an ownership interest, we have not obtained any recent environmental reports regarding conditions at the properties, nor do we intend to. These laws typically impose clean-up responsibility and liability without regard to fault or whether the owner, operator or tenant knew of or caused the presence of the contamination. The liability under the laws may be joint and several for the full amount of the investigation, clean-up and monitoring costs incurred or to be incurred or actions to be undertaken, although a party held jointly and severally liable may obtain contributions from other identified, solvent, responsible parties of their fair share toward these costs to the extent such contributions are possible to obtain. These costs may be substantial and may exceed the value of the property. The presence of contamination or the failure to properly remediate contamination on a property may limit the ability of the owner, operator or tenant to sell or rent that property or to borrow using the property as collateral, and may cause our investment in that property to decline in value.

Federal regulations require building owners and those exercising control over a building’s management to identify and warn, by signs and labels, of potential hazards posed by workplace exposure to installed asbestos-containing materials and potentially asbestos-containing materials in their building. The regulations also set forth employee training, record keeping and due diligence requirements pertaining to asbestos-containing materials and potentially asbestos-containing materials. Significant fines can be assessed for violation of these regulations. Building owners and those exercising control over a building’s management may be subject to an increased risk of personal injury lawsuits by workers and others exposed to asbestos-containing materials and potentially asbestos-containing materials as a result of these regulations. The regulations may affect the value of a building incorporating asbestos-containing materials or potentially asbestos-containing materials that we own or manage.

Risk Factors

We are aware of potentially environmentally hazardous or toxic materials at two of our properties in which we hold an ownership interest. At our 2100 JFK Boulevard property, we engaged in remediation efforts as a result of a gasoline spill that occurred on the premises in April 2002, due to an accident caused by the former tenant’s agent. We undertook remedial procedures for the gasoline spill and other contaminants, including removing contaminated soil. As of December 31, 2006, all soil remediation work has been completed. Our lease required the tenant (or its successor in interest) to indemnify us against all costs and expenses of every kind relating directly or indirectly to the tenant’s use and occupancy of the premises. We have initiated litigation against the former tenant to enforce its obligation to us under the indemnity provisions of the lease. With respect to asbestos materials present at our City National Plaza property, these materials have been removed or abated from certain tenant and common areas of the building structure. We continue to remove or abate asbestos materials from various areas of the building structure and, as of December 31, 2006, have accrued $4.0 million for such estimated future costs.

Federal, state and local laws and regulations also govern the removal, encapsulation, disturbance, handling and/or disposal of asbestos-containing materials and potentially asbestos-containing materials. These laws may impose liability for improper handling or a release to the environment of asbestos-containing materials and potentially asbestos-containing materials. In addition, fines may be imposed on owners or managers of real properties for personal injury or improper work exposure associated with asbestos-containing materials and potentially asbestos-containing materials.

We are subject to high taxes relating to our Texas and Philadelphia properties that could negatively affect our operating results and may also be adversely affected by new legislation.

In 2006, the Texas legislature enacted a change in that state’s tax structure that took effect on January 1, 2007 and replaced the Texas franchise tax with a “margin” tax on gross receipts. The new tax is imposed on an extended base (including partnerships, joint ventures and other entities as well as corporations) and will be calculated on a combined basis, taking into account the receipts of all members of an affiliated group when one or more members have business presence in the State of Texas. The taxable “margin” is calculated using one of three methods and is then apportioned to Texas using a factor of Texas receipts to total receipts. The calculation methods to be used are not advantageous to capital intensive businesses such as large commercial property owners and therefore may negatively impact such businesses. The new tax structure has been challenged by various groups and entities and may be changed or repealed. We have not evaluated the impact of this tax on our financial condition, results of operations or cash flow.

In Philadelphia, two downtown development sites of which a substantially-leased office tower has been built on one of the sites, have each been designated as a Keystone Opportunity Improvement Zone site by the state of Pennsylvania. This designation confers upon occupants a 15-year abatement of all state and local taxes except the city wage tax. The second site, if developed, along with the office tower already developed on the first site, could, depending on overall supply-demand fundamentals, have a negative impact on central business district Philadelphia rental rates and building values. Further, the transfer tax rate in the City of Philadelphia, which we could incur upon a sale of one of our properties, is one of the highest in the United States and could be a very significant cost in the event of the sale of one of our Philadelphia properties. In Philadelphia, transfers of fee title or partnership interests representing 90% or more of property ownership are subject to a tax of 4% of the transaction price. The 4% amount is comprised of a 3% levy by the City of Philadelphia and a 1% charge by the Commonwealth of Pennsylvania. The transaction price, if not specifically disclosed to the taxing authorities, must be deemed reasonable and is therefore typically the assessed value of the property for real estate tax purposes.

Risk Factors

The risk of future terrorist attacks in the United States could harm the demand for and the value of our properties which are located in major metropolitan areas.

The risk of future terrorist attacks in the U.S. or war could harm the demand for and the value of our properties. We manage properties that are well-known landmarks in high visibility metropolitan areas that may be perceived as more likely terrorist targets than lower profile properties in less commercial areas, which could potentially reduce the demand for and value of these properties. A decrease in demand could make it difficult for us to renew leases or re-lease our properties at rates equal to or above historical lease rates.

Terrorist attacks also could directly impact the value of our properties through damage, destruction, loss or increased security costs. Further, the availability of insurance for acts of terrorism may be limited or may cost more. The three operating properties in which we own interests located in Philadelphia, Pennsylvania-One Commerce Square, Two Commerce Square and 2121 Market Street-are located within a three city block area. Together, these three properties represented approximately 35.4% of the annualized rent for properties in which we held an ownership interest as of December 31, 2006. Our Murano residential high-rise project which is currently under construction is also located within the same three city block area. Because these properties are located closely together, a catastrophic event in this area could materially damage, destroy or impair the use by tenants of all of these properties. To the extent that our tenants and prospective buyers of condominium units are impacted by future attacks, their ability to continue to honor obligations under their existing leases and purchase contracts with us could be adversely affected, including being unable to make timely rental payments and defaulting under existing leases and purchase contracts. Additionally, some tenants have termination rights in respect of certain casualties. Under the terms of our financing documents, we may be required to apply casualty proceeds to repay loans and may not be able to rebuild or restore the property unless we are able to obtain alternate financing. If we are entitled to receive casualty proceeds, we may not be able to rebuild or restore the property and we may be forced to recognize taxable gain on the affected property. Failure to reinvest casualty proceeds in the affected property or properties could also result in obligations under our tax indemnification agreement with Mr. Thomas.

Tax indemnification obligations that may arise in the event we or our operating partnership sell an interest in either of two of our properties could limit our operating flexibility.

We and our operating partnership agreed to indemnify Mr. Thomas against adverse direct and indirect tax consequences in the event that our operating partnership or the underlying property joint venture directly or indirectly sells, exchanges or otherwise disposes (including by way of merger, sale of assets or otherwise) of any portion of its interests, in a taxable transaction, in either One Commerce Square or Two Commerce Square. These two properties represented 35.0% of annualized rent for properties in which we held an ownership interest as of December 31, 2006. This indemnification period will expire in October 2008, unless Mr. Thomas and related entities contribute the remaining 11.0% minority interest in each of One Commerce Square and Two Commerce Square to us prior to October 13, 2008 for not more than $4 million in the aggregate, in which event the indemnification period will expire on October 13, 2013, which may be extended to October 13, 2016 provided Mr. Thomas and his controlled entities collectively retain at least 50% of the operating partnership units received by them in connection with our formation transactions at the time of our initial public offering. Following the consummation of this offering and the redemption by Mr. Thomas of 1,750,000 operating partnership units (or 2,170,000 operating partnership units in the event the underwriters’ over-allotment option is exercised in full), Mr. Thomas will own approximately 89.5% (or approximately 87.0% in the event the over-allotment option is exercised in full) of the operating partnership units received by him in connection with our formation transactions.

We have also agreed to use commercially reasonable efforts to make approximately $210 million of debt available to be guaranteed by entities controlled by Mr. Thomas, by Mr. Fox, a non-employee member of our

Risk Factors

board of directors, and by Mr. Gilchrist, an individual formerly affiliated with Maguire Thomas Partners. We agreed to make this debt available for guarantee in order to assist Mr. Thomas and these other persons in preserving their tax position after their contributions at the time of our initial public offering.

RISKS RELATED TO THE REAL ESTATE INDUSTRY

Illiquidity of real estate investments and the susceptibility of the real estate industry to economic conditions could significantly impede our ability to respond to adverse changes in the performance of our properties.

Our ability to achieve desired and projected results for growth of our business depends on our ability to generate revenues in excess of expenses and make scheduled principal payments on debt and fund capital expenditure requirements. Events and conditions generally applicable to owners and operators of real property that are beyond our control may adversely impact results of operations and the value of our properties. These events include:

➢	vacancies or our inability to rent space on favorable terms;
➢	inability to collect rent from tenants;
➢	inability to finance property development and acquisitions on favorable terms;
➢	increased operating costs, including real estate taxes, insurance premiums and utilities;
➢	local oversupply, increased competition or reduction in demand for office space;
➢	costs of complying with changes in governmental regulations;
➢	the relative illiquidity of real estate investments; and
➢	changing submarket demographics.

In addition, periods of economic slowdown or recession, rising interest rates or declining demand for real estate, or the public perception that any of these events may occur, could result in a general decline in rents or an increased incidence of defaults under existing leases. If any of these events were to happen, our revenue and profitability could be impaired, causing a significant downturn in our financial condition, results of operations, cash flow and trading price of our common stock and our ability to satisfy our debt service obligations could be impaired.

Compliance with the Americans with Disabilities Act and fire, safety and other regulations may require us to make unintended expenditures that adversely impact our financial condition.

All of our commercial properties are required to comply with the Americans with Disabilities Act, or the ADA. The ADA has separate compliance requirements for “public accommodations” and “commercial facilities,” but generally requires that buildings be made accessible to people with disabilities. Although we believe that the properties in which we hold an ownership interest substantially comply with the requirements of the ADA, we have not conducted a portfolio-wide investigation to determine our compliance. Compliance with the ADA requirements could require removal of access barriers. Non-compliance could result in imposition of fines by the U.S. government or an award of damages to private litigants, or both. Typically, we are responsible for changes to a building structure that are required by the ADA, which can be costly. In addition, we are required to operate our properties in compliance with fire and safety regulations, building codes and other land use regulations. We may be required to make substantial capital expenditures to comply with these requirements thereby limiting the funds available to operate, develop and redevelop our properties and acquire additional properties. As a result, these expenditures could negatively impact our revenue and profitability.

Risk Factors

Potential losses may not be covered by insurance and may result in our inability to repair damaged properties and we could lose invested capital.

We carry comprehensive liability, fire, flood, extended coverage, wind, earthquake, terrorism, business interruption and rental loss insurance under our blanket policy covering all of the properties which we own an interest in or manage for third parties, including our development properties (although we carry only liability insurance for the CalEPA headquarters building under our blanket policy because the sole tenant has the right to provide all other forms of coverage it deems necessary and it has elected to do so). We believe the policy specifications and insured limits are appropriate and adequate given the relative risk of loss, the cost of the coverage and industry practice. Our terrorism insurance is subject to exclusions for loss or damage caused by nuclear substances, pollutants, contaminants and biological and chemical weapons as more specifically excluded under the actual terrorism policies. Some of our policies, like those covering losses due to earthquakes and terrorism, are subject to limitations involving deductibles and policy limits which may not be sufficient to cover losses. We either own or have interests in a number of properties in Southern California, an area especially prone to earthquakes.

Under their leases, tenants are generally required to indemnify us from liabilities resulting from injury to persons, air, water, land or property, on or off the premises due to activities conducted by them on our properties. There is an exception for claims arising from the negligence or intentional misconduct by us or our agents. Additionally, tenants are generally required, with the exception of governmental entities and other entities that are self-insured, to obtain and keep in force during the term of the lease liability and property damage insurance policies issued by companies holding ratings at a minimum level at their own expense.

Although we have not experienced such a loss to date, if we experience a loss that is uninsured or that exceeds policy limits, we could lose the capital invested in the damaged property as well as the anticipated future cash flows from that property, including lost revenue from unpaid rent from tenants. In addition, if the damaged property is subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if this property was irreparably damaged. In the event of a significant loss at one or more of the properties covered by the blanket policy, the remaining insurance under our policy, if any, could be insufficient to adequately insure our remaining properties. In this event, securing additional insurance, if possible, could be significantly more expensive than our current policy.

RISKS RELATED TO OUR ORGANIZATION AND STRUCTURE

Our senior management has existing conflicts of interest with us and our public stockholders that could result in decisions adverse to our company.

Mr. Thomas owns 10,700 shares of common stock and 206,667 shares of restricted common stock, of which 100,000 shares of restricted common stock was granted in 2007. Following the consummation of this offering, entities affiliated with Mr. Thomas will own or control 6,730 shares of common stock, and entities affiliated with Mr. Thomas will own or control 14,916,666 shares of limited voting stock and 14,916,666 operating partnership units (including operating partnership units held for the benefit of Thomas S. Ricci, Randall L. Scott and Mr. Sischo and assuming no exercise of the underwriters’ over-allotment option). Each of Messrs. Ricci, Scott and Sischo received an indirect interest in operating partnership units, and, together with Diana M. Laing, our Chief Financial Officer, each executive officer received a direct grant of restricted incentive units. Mr. Ricci received an interest in 183,334 operating partnership units and 280,001 incentive units (including 50,000 incentive units granted in 2007); Mr. Scott received an interest in 233,334 operating partnership units and 330,001 incentive units (including 50,000 incentive units granted in 2007); Mr. Sischo received an interest in 266,667 operating partnership units and 296,667 incentive units (including 50,000 incentive units granted in 2007); and Ms. Laing received 126,667 incentive units (including 33,333 incentive units granted in 2007).

Risk Factors

Following this offering, Mr. Sischo will continue to hold an interest in 518,334 operating partnership units, including incentive units (assuming no exercise of the underwriters’ over-allotment option). The various terms of these equity and incentive interests could create conflicts of interest with our public stockholders. Members of executive management could be required to make decisions that could have different implications for our operating partnership and for us, including:

➢	potential acquisitions or sales of properties;
➢	the issuance or disposition of shares of our common stock or units in our operating partnership; and
➢	the payment of dividends by us and other matters.

For example, an acquisition in exchange for the issuance by our operating partnership of additional operating partnership units would dilute the interests of members of our management team as limited partners in our operating partnership. Dispositions could trigger our tax indemnification obligations with respect to Mr. Thomas. Dividends paid by us to our public stockholders would decrease our funds available to reinvest in our business.

We have a holding company structure and rely upon funds received from our operating partnership to pay liabilities.

We are a holding company. Our primary asset is our general partnership interest in our operating partnership. We have no independent means of generating revenues. To the extent we require funds to pay taxes or other liabilities incurred by us, to pay dividends or for any other purpose, we must rely on funds received from our operating partnership. If our operating partnership should become unable to distribute funds to us, we would be unable to continue operations after a short period. Most of the properties owned by our subsidiaries and joint ventures are encumbered by loans that restrict the distribution of funds to our operating partnership. The loans generally contain lockbox arrangements, reserve requirements, financial covenants and other restrictions and provisions that prior to an event of default may prevent the distribution of funds from the subsidiaries who own these properties to our operating partnership. In the event of a default under these loans, the defaulting subsidiary or joint venture would be prohibited from distributing cash to our operating partnership. As a result, our operating partnership may be unable to distribute funds to us and we may be unable to use funds from one property to support the operation of another property. As we acquire new properties and refinance our existing properties, we may finance these properties with new loans that contain similar provisions. Some of the loans to our subsidiaries and joint ventures may contain provisions that restrict us from loaning funds to our subsidiaries or joint ventures. If we are permitted to loan funds to our subsidiaries or joint ventures, our loans generally will be subordinated to the existing debt on our properties.

Mr. Thomas has a significant vote in certain matters as a result of his ownership of 100% of our limited voting stock.

Each entity that received operating partnership units in our formation transactions received shares of our limited voting stock that are paired with units in our operating partnership on a one-for-one basis. All of these entities are directly or indirectly controlled by Mr. Thomas and, as a result, Mr. Thomas controls 100% of our outstanding limited voting stock, or 54.1% of our outstanding voting stock. Following the consummation of this offering and the redemption by Mr. Thomas of 1,750,000 operating partnership units together with paired shares of limited voting stock, Mr. Thomas will own approximately 40.5% of our outstanding voting stock, assuming no exercise of the underwriters’ over-allotment option. Although not entitled to dividends or other distributions, these limited voting shares are entitled to one vote per share in the election of directors, the approval of certain extraordinary transactions including any merger or sale of the company, amendments to our certificate of incorporation and any other matter required to be submitted to a separate class vote under Delaware law. Mr. Thomas may have interests that differ from that of our public stockholders, including by reason of his

Risk Factors

interests held in operating partnership units, and may accordingly vote as a stockholder in ways that may not be consistent with the interests of our public stockholders. This significant voting influence over certain matters may have the effect of delaying, preventing or deterring a change of control of our company or could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company.

Our success depends on key personnel, the loss of whom could impair our ability to operate our business successfully.

We depend on the efforts of key personnel, particularly Mr. Thomas, our Chairman, Chief Executive Officer and President. Among the reasons that Mr. Thomas is important to our success is that he has an industry reputation developed over more than 25 years in the real estate industry that attracts business and investment opportunities and assists us in negotiations with lenders, existing and potential tenants and industry personnel. If we lost his services, our relationships with these parties could diminish. In addition, Mr. Thomas is 70 and, although he has informed us that he does not currently plan to retire, we cannot be certain how long he will continue working on a full-time basis.

Many of our other senior executives also have significant real estate industry experience. Mr. Scott has extensive development and management experience on several large-scale projects, including the development, construction and management of One Commerce Square and Two Commerce Square. Mr. Sischo and Mr. Scott are jointly responsible for oversight of our relationship with CalSTRS. Mr. Sischo is responsible for our acquisition efforts. Mr. Ricci has been extensively involved in the development of large, mixed-use and commercial projects. Ms. Laing has served as chief financial officer of two publicly-traded real estate investment trusts. While we believe that we could find acceptable replacements for these executives, the loss of their services could materially and adversely affect our operations because of diminished relationships with lenders, existing and prospective tenants and industry personnel. A departure of either Mr. Thomas or Mr. Sischo could also have adverse effects on our joint venture relationship with CalSTRS, including the possible sale of our joint venture interest to CalSTRS at 97% of fair value.

Some provisions of our certificate of incorporation and bylaws may deter takeover attempts, which may limit the opportunity of our stockholders to sell their shares at a favorable price.

Some of the provisions of our certificate of incorporation and bylaws could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders by providing them with the opportunity to possibly sell their shares at a premium over the then market price. Our certificate of incorporation and bylaws contain provisions including the following:

➢	vacancies on our board of directors may only be filled by the remaining directors;
➢	only the board of directors can change the number of directors;
➢	there is no provision for cumulative voting for directors;
➢	directors may only be removed for cause; and
➢	our stockholders are not permitted to act by written consent.

In addition, our certificate of incorporation authorizes the board of directors to issue up to 25,000,000 shares of preferred stock. The preferred stock may be issued in one or more series, the terms of which will be determined at the time of issuance by our board of directors without further action by the stockholders. These terms may include voting rights, including the right to vote as a series on particular matters, preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions. No shares of preferred stock are outstanding and we have no present plans to issue any preferred stock. The issuance of any preferred stock, however, could diminish the rights of holders of our common stock and therefore could reduce the value of our common stock. In addition, specific rights granted to future holders of preferred stock could be

Risk Factors

used to restrict our ability to merge with, or sell assets to, a third party. The ability of our board of directors to issue preferred stock could make it more difficult, delay, discourage, prevent or make it more costly to acquire or effect a change in control, thereby preserving the current stockholders’ control of our company.

Finally, we are also subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder.

The provisions of our certificate of incorporation and bylaws, described above, as well as Section 203 of the Delaware General Corporation Law, could discourage potential acquisition proposals, delay or prevent a change of control and prevent changes in our management, even if these events would be in the best interests of our stockholders.

We could authorize and issue stock without stockholder approval, which could cause our stock price to decline and dilute the holdings of our existing stockholders.

Our certificate of incorporation authorizes our board of directors to issue authorized but unissued shares of our common stock or preferred stock and to classify or reclassify any unissued shares of our common stock or preferred stock and to set the preferences, rights and other terms of the classified or unclassified shares. Although our board of directors has no intention at the present time, it could establish a series of preferred stock that could, depending on the terms of the series, delay, defer or prevent a transaction or a change of control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

We have broad discretion in how we use the net proceeds of this offering and we may not use these proceeds effectively.

Of the net proceeds received by us from this offering, we expect approximately $93,816,000 of the net proceeds will be retained by us and $27,284,000 of the net proceeds will be used to redeem 1,750,000 operating partnership units held by James A. Thomas, our Chief Executive Officer and President, and 45,000 operating partnership units held by John R. Sischo, our Executive Vice President, assuming no exercise of the underwriters’ over-allotment option. We currently intend to use the net proceeds of this offering we retain to finance our activities relating to general corporate purposes, which may include working capital, capital expenditures, development costs, strategic investments and possible acquisitions. However, our management will have broad discretion as to the application of the net proceeds retained by us and could use these proceeds for purposes other than those contemplated at the time of this offering. Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds retained by us. Moreover, our management may use the net proceeds for corporate purposes that may not result in increased profitability or market value.

Substantial future sales or other dispositions of our common stock or other securities could cause our stock price to fall.

Sales of our common stock in the public market, or the perception that such sales could occur, could cause the market price of our common stock to decline. As of March 31, 2007, we had 14,526,594 shares of common stock outstanding. Mr. Thomas, our Chief Executive Officer and President, will own 14,916,666 units in our operating partnership, assuming his redemption of 1,750,000 operating partnership units together with paired shares of limited voting stock in connection with this offering. In addition, our other senior executive officers, Messrs. Ricci, Scott and Sischo and Ms. Laing, will hold operating partnership units (including

Risk Factors

incentive units) representing an approximately 4.4% ownership interest in our company on a fully diluted basis (assuming no exercise of the underwriters over-allotment option). Mr. Thomas and our other executives may redeem their operating partnership units at any time, in exchange for stock or, at our option, the per share value in cash for each unit redeemed. Under the terms of the registration rights agreement we are party to with each of these executive, we are required to register the shares of common stock issued to the executives upon redemption, subject to certain conditions.

We may elect to issue additional shares of our common stock, which could result in further dilution to our existing stockholders.

Assuming the sale of all of the shares offered in this offering, including the shares subject to the underwriters’ over-allotment option, at an offering price of $16.00 per share, we will have used substantially all availability under our outstanding shelf registration statement. We may register additional shares with the SEC for sale in the future, which will depend primarily on the market price of our common stock, the interest in our company by institutional investors and our cash needs. Each of our issuances of common stock to investors under a registration statement or otherwise will proportionately decrease our existing stockholders’ percentage ownership of our total outstanding equity interests and may reduce our stock price.

Use of Proceeds

We estimate that the net proceeds to us from this offering will be approximately $121,100,000, based upon an offering price of $16.00 per share, after payment of underwriting discounts and commissions and estimated expenses of this offering. Of this amount, $93,816,000 of the net proceeds will be retained by us and $27,284,000 of the net proceeds will be used to redeem 1,750,000 operating partnership units together with paired shares of limited voting stock held by James A. Thomas, our Chief Executive Officer and President, and 45,000 operating partnership units held by John R. Sischo, our Executive Vice President. The price per unit we will pay to Mr. Thomas and Mr. Sischo will be the price per share paid to us by the underwriters net of discounts and commissions.

We intend to use the net proceeds of this offering we retain to finance general corporate purposes, which may include working capital, capital expenditures, development costs, strategic investments and possible acquisitions. If the underwriters exercise their over-allotment option in full, we estimate the net proceeds to us from this offering will be approximately $139,340,000. If exercised, 35% of the net proceeds from the sale of up to an additional 1,200,000 shares of our common stock sold by the underwriters will be used to finance the redemption of additional operating partnership units from Mr. Thomas.

Pending such uses, we may invest the net proceeds in short-term, investment-grade, interest-bearing securities or guaranteed obligations of the United States government or other securities.

Capitalization

The following table sets forth our capital structure as of December 31, 2006 (1) on an “Actual” basis, and (2) on an “As Adjusted” basis, which reflects our sale of 8,000,000 shares of common stock at an offering price of $16.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable with respect to the shares sold in this offering. In addition, the table below gives effect to our redemption of 1,750,000 operating partnership units held by Mr. Thomas, which will be redeemed together with paired shares of limited voting stock, and also our redemption of 45,000 operating partnership units held by Mr. Sischo. If the underwriters’ over-allotment option is exercised in full, we may redeem an additional up to 420,000 operating partnership units from Mr. Thomas together with the respective paired shares of limited voting stock. The price per unit we will pay to Mr. Thomas and Mr. Sischo will be the price per share paid to us by the underwriters net of discounts and commissions.

This information is only a summary and should be read in conjunction with our financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our reports on file with the SEC and incorporated by reference into this prospectus supplement and the accompanying prospectus.

	As of December 31, 2006
	Actual	As Adjusted
	(in thousands, except share data) (unaudited)
Investments in real estate, cash and cash equivalents, rents and other receivables, and other assets	$518,080	$611,896

Mortgages, secured and unsecured loans, and other liabilities	375,152	375,152
Minority interests	80,678	97,977
Stockholders’ Equity:
Preferred stock, $.01 par value, 25,000,000 shares authorized; no shares issued and outstanding (actual); no shares issued and outstanding (as adjusted)	—	—
Common stock, $.01 par value, 75,000,000 shares authorized; 14,418,261 shares issued and outstanding (actual); 22,526,594 shares issued and outstanding (as adjusted)	144	225
Limited voting stock, $0.01 par value; 20,000,000 authorized; 16,666,666 shares issued and outstanding (actual); 14,916,666 shares issued and outstanding (as adjusted)	167	150
Additional paid-in capital	71,095	147,548
Retained deficit	(9,156)	(9,156)

Total stockholders’ equity	62,250	138,767

Total capitalization	$518,080	$611,896

Business

OVERVIEW

We are a full-service real estate operating company that owns, acquires, develops and manages primarily office, as well as mixed-use and residential, properties on a nationwide basis. Our operating portfolio includes properties located in California (Los Angeles and Sacramento), the Mid-Atlantic (Philadelphia and Northern Virginia), and Texas (Houston and Austin), in which we own an interest or which we manage.

We were incorporated in the State of Delaware on March 9, 2004 and we completed our initial public offering October 13, 2004. Our primary areas of focus are: the acquisition and ownership of premier properties, both on a consolidated basis and through strategic joint ventures; property development and redevelopment; and investment asset and property management activities. Our property operations consist of a geographically diverse portfolio of properties in which we own interests or which we manage. Our acquisitions and strategic joint ventures program targets properties purchased both for our own account and that of third parties, targeted at core, core plus, and value-add properties. We engage in property development and redevelopment as market conditions warrant. Property operations comprise our primary source of cash flow and provide revenue through rental operations, property management, asset management, leasing and other fee income.

Since our initial public offering, we have experienced substantial growth. We have acquired an interest in an additional ten properties adding 5.2 million rentable square feet to our portfolio which currently totals 16 operating properties with 9.8 million rentable square feet as of March 2007. In addition, we have acquired an interest in two development properties, with the build-out potential for an additional 2.0 million rentable square feet. As of December 31, 2006, we owned interests in and asset managed 14 operating properties with 9.2 million rentable square feet (which excludes our purchase of two properties in Fairfax, Virginia in February 2007) and provided assets and/or property management services on behalf of third parties for an additional five operating properties with 2.6 million rentable square feet. We also own or hold interests in land suitable for the development of up to approximately 6.6 million rentable square feet of space. Included in the 6.6 million square feet is approximately 576,000 square feet related to Murano, a high-rise residential condominium project, on which we commenced construction in the second quarter of 2006.

2006 AND OTHER RECENT DEVELOPMENTS

In April 2006, our joint venture with CalSTRS sold Valley Square Office Park located in suburban Philadelphia. The property was sold for $42.5 million and a portion of the proceeds from the sale were used to repay the $30.3 million mortgage debt of the property. We realized a gain of approximately $2.1 million, which includes $521,000 of incentive compensation we earned. Of this amount, 25% was eliminated in consolidation and the remaining 75% was recorded as deferred revenue due to a clawback provision in our joint venture agreement.

In June 2006, through our joint venture with CalSTRS, we purchased a four-building, 1.5 million square foot campus located in suburban Houston, including 24 acres of adjacent developable land for $295.0 million.

In September 2006, we sold a 5.4 acre parcel of our Campus El Segundo development property for $4.9 million and also deeded a 1.0 acre parcel of the Campus El Segundo property to the City of El Segundo. No gain was recognized on this sale. In a separate transaction we sold 14.1 acres of the Campus El Segundo property for $24.6 million. This sale resulted in a total gain of $18.4 million, of which we recognized $10.3 million and deferred $8.1 million to be recognized as we complete required infrastructure improvements. The total Campus El Segundo development project is comprised of 46.5 acres and, as currently planned, will consist of up to 2.2 million square feet of mixed-use development. The 14.1 acre parcel we sold may include up to approximately 250,000 square feet of development and the remaining 26.1 acre parcel will support up to 1.9 million square feet of development.

Business

In February 2007, our joint venture with CalSTRS acquired two office properties totaling approximately 586,000 square feet in Fairfax, Virginia for $166.5 million. The acquisition and closing costs were funded with $135.3 million of mortgage financing proceeds and approximately $43.1 million of equity provided by CalSTRS and us. Of the total equity, we provided $10.8 million and CalSTRS provided $32.3 million. Financing for the acquisition at closing consisted of a senior two-year $55.0 million loan (with three one-year extension options) bearing interest at LIBOR plus the applicable percentage; a mezzanine two-year $36.0 million loan (with three one-year extension options) bearing interest at LIBOR plus the applicable percentage; and a ten-year $44.3 million mortgage with a fixed rate of 5.52% per annum.

In March 2007, our company, through a joint venture with institutional investment partners, including CalSTRS, entered into a definitive agreement with affiliates of Blackstone Real Estate Advisors to acquire ten Class A office properties totaling approximately 3.5 million square feet in Austin, Texas for an aggregate purchase price of $1.15 billion. Approximately 75% to 80% of the gross purchase price, including closing costs, is expected to be funded with property-level mortgage debt, with 20% to 25% funded with equity investments by our investment partners and us. We anticipate funding approximately 6.25% of the overall equity to the transaction or approximately $14.4 million to $18.0 million. The closing of this acquisition is expected to occur in the second half of May 2007, and is subject to a number of conditions. The final terms of the joint venture (including our economic interest in the joint venture) are still under discussion and there can be no assurances that this acquisition will be consummated on the expected terms described herein.

BUSINESS STRATEGIES

Acquisitions and Strategic Joint Ventures. We seek to acquire core, core plus and value-add properties for our own account and/or in joint ventures with others where such acquisitions provide us with attractive risk-adjusted returns. We leverage our property acquisition and development expertise through our joint venture with CalSTRS. Joint ventures provide us with additional capital for investment, shared risk exposure and earned fees for asset management, property management, leasing and other services. We hold an ownership interest of 25% in the joint venture with CalSTRS, which holds a 100% interest in ten properties and an 85% interest in City National Plaza. The total initial capital commitment to the joint venture was $333.3 million, which was fully funded as of December 31, 2006. Our aggregate commitment to the joint venture was $83.3 million and CalSTRS’ aggregate commitment was $250.0 million. On June 8, 2006, we amended our agreement with CalSTRS to allow for all capital distributions to be recalled as additional capital contributions through May 1, 2007. As of December 31, 2006, approximately $74.9 million and $25.0 million was subject to reinvestment by CalSTRS and our company, respectively. Subsequent to December 31, 2006, CalSTRS and our company reinvested approximately $30.3 million and $10.1 million, respectively, in connection with the acquisition of the two office properties in Fairfax, Virginia, as described above in “2006 and Other Recent Developments.” Additionally, if the pending acquisition of the ten office properties in Austin, Texas, which is also described above, closes, we anticipate that the remaining amounts subject to reinvestment will be contributed by CalSTRS and our company in connection with such acquisition.

Development and Redevelopment. We develop and redevelop projects in diversified geographic markets using pre-leasing, guaranteed maximum cost construction contracts and other measures to reduce development risk. Currently, we have the ability to develop six properties totaling approximately 6.6 million square feet for office, retail and residential uses in Los Angeles, Philadelphia, Houston and Austin. We plan to develop these properties as market conditions warrant. Included in the 6.6 million square feet are approximately 576,000 square feet related to Murano, a high-rise residential condominium project, on which we commenced construction in the second quarter of 2006. We have also begun pre-planning activities to commence development at our properties in Southern California (Campus El Segundo), Houston (CityWest Place) and Austin (Four Points Centre). Our joint venture with CalSTRS includes eight redevelopment properties, including City National Plaza, a 2.5 million square foot office project in downtown Los Angeles.

Business

Investment, Asset and Property Management Activities. We focus on increasing earnings from the properties in which we own an interest or which we manage for third parties through proactive management. As part of portfolio management, we maintain strong tenant relationships through our commitment to service in marketing, lease negotiations, building design and property management. As part of our investment management activities, we earn fees for advising institutional investors on property portfolios.

PROPERTIES

Our Ownership Interest Properties

Our properties are located in the West Coast, Southwest and Mid-Atlantic regions of the United States, consisting primarily of office space and also including mixed-use, multi-family and retail properties. We hold an 89% ownership interest in each of One Commerce Square and Two Commerce Square. Mr. Thomas or entities controlled by Mr. Thomas continue to hold the remaining 11% interest in each of these properties. We have an option to acquire the remaining 11% interest in each of these properties which we intend to exercise after October 2007. We hold a 50% interest in 2121 Market Street; the other 50% interest is held by an entity owned by Philadelphia Management, an unaffiliated Philadelphia-based real estate developer. As of December 31, 2006, we provide asset and/or property management services for four properties on behalf of CalSTRS under a separate account relationship and one property on behalf of the City of Sacramento. We have an ownership interest of 25% in a joint venture with CalSTRS, which holds a 100% interest in ten properties, and an 85% interest in City National Plaza. Our indirect interest in City National Plaza is 21.3%.

Business

An overview of our ownership interest properties as of December 31, 2006 is presented below (the table excludes properties in Fairfax, Virginia purchased in February 2007; see “Recent and Pending Acquisitions” below):

Consolidated Properties	Location	Percentage Interest	Year Built / Renovated	Rentable Square Feet(1)	Percent Leased(2)	Annualized Rent(3)	Annualized Net Rent Per Leased Square Foot(4)
One Commerce Square	Philadelphia, PA	89.0%	1987	942,866	93.8%	$11,952,161	$13.55
Two Commerce Square	Philadelphia, PA	89.0%	1992	953,276	99.3%	26,196,665	27.69

Total/Weighted Average:				1,896,142	96.6%	$38,148,826	$20.87

Unconsolidated Properties	Location	Percentage Interest	Year Built	Rentable Square Feet(1)	Percent Leased(2)	Annualized Rent(3)	Annualized Net Rent Per Leased Square Foot(4)
2121 Market Street (5)	Philadelphia, PA	50.0%	2001	20,835	100.0%	$356,350	$17.10
Reflections I	Reston, VA	25.0%	2000	123,546	100.0%	2,748,899	22.25
Reflections II	Reston, VA	25.0%	1984/2001	64,253	100.0%	1,633,062	25.42
2500 City West	Houston, TX	25.0%	1982	578,284	93.2%	5,203,209	9.20
City National Plaza (6)	Los Angeles, CA	21.3%	1972-1973	2,496,084	71.9%	18,572,185	10.32
Four Falls Corporate Center	Conshohocken, PA	25.0%	1987	253,985	88.6%	3,677,196	17.07
Oak Hill Plaza	Wayne/King of Prussia, PA	25.0%	1982	164,360	90.3%	1,956,148	13.18
Walnut Hill Plaza	Wayne/King of Prussia, PA	25.0%	1986	150,573	65.1%	1,343,026	13.71
San Felipe Plaza	Houston, TX	25.0%	1984	980,472	87.1%	7,513,319	8.90
Brookhollow Central I, II and III	Houston, TX	25.0%	1972/1979 /1981	804,181	55.6%	6,590,679	10.70
Intercontinental Center	Houston, TX	25.0%	1983	196,895	75.1%	1,238,087	8.35
City West Place	Houston, TX	25.0%	1993/1998 /2001	1,473,020	95.6%	19,943,138	13.73

Total/Weighted Average:				7,306,488	80.3%	$70,775,298	$11.61

(1) For purposes of the tables above, both on-site and off-site parking is excluded. Total portfolio square footage includes office properties and mixed-use space (including retail), but excludes 168 apartment units at 2121 Market Street. Some of the properties have been re-measured in accordance with BOMA 1996 standards and the rentable area for these properties reflects the BOMA 1996 measurement guidelines. For the other properties, the rentable area is calculated consistent with leases in place on the property and local market conventions.

(2) Percent leased represents the sums of the square footage of the existing leases as a percentage of rentable area described in (1) above.

(3) Annualized rent represents the annualized monthly contractual rent under existing leases as of December 31, 2006 for 100% of the property. For leases with a remaining term of less than one year, annualized rent includes only the amounts through the expiration of the lease. Annualized rent reflects total base rent before any one-time or non-recurring rent abatements, but after annually recurring rent credits and is shown on a net basis. For any tenant under a partial gross lease (which requires the tenant to reimburse the landlord for its pro-rata share of operating expenses in excess of a stated expense stop) or under a full gross lease (which does not require the tenant to reimburse the landlord for any operating expenses) the unreimbursed portion of current year operating expenses (which may be estimates as of such date) are subtracted from gross rent. Total projected recurring rent credits for leases in effect as of December 3l, 2006 for the twelve months ending December 31, 2007 are $924,799. There are no operating expense credits.

Business

(4) Annualized net rent per leased square foot represents annualized rent as computed above, divided by the total square footage under lease as of the same date.

(5) The square footage and occupancy information presented for 2121 Market Street represents the information for two retail/office tenants only and excludes the 168 residential units comprising 162,750 square feet.

(6) The annualized rent information presented for City National Plaza does not include certain information for two leases. In December 2005, City National Bank amended their lease and added 76,599 square feet of office space. The tenant will begin paying operating expenses and rent in December 2007 when it moves into 25,537 square feet of the space and September 2008 when they move into the remaining 51,062 square feet of space.

City National Plaza was confirmed to be measured in accordance with the general requirements of BOMA 1996 standards concurrent with the acquisition of an interest by our joint venture with CalSTRS in 2003. San Felipe Plaza, Brookhollow Central I, II and III, 2500 City West, Intercontinental Center and City West Place were also confirmed to be measured in accordance with the general requirements of BOMA 1996 standards prior to the acquisition by our joint venture with CalSTRS.

Development Properties

The development properties in which we own an interest as of December 31, 2006 are presented below.

Development Properties	Location	Percentage Interest	Number of Acres	Potential Property Types	Potential Rentable Square Feet / FAR Upon Completion / Development
Four Points Centre	Austin, TX	100.0%	259.8(1)	Office/Retail/R&D/ Hotel	1,660,000	(2)
Murano	Philadelphia, PA	73.0(3)	1.1	Residential	576,000	(3)
2100 JFK Boulevard	Philadelphia, PA	100.0%	0.7	Office/Retail/ Residential	391,000
Campus El Segundo	El Segundo, CA	100.0%	26.1	Office/Retail/R&D/ Hotel	1,925,000	(4)
2500 CityWest land	Houston, TX	25.0%	6.3	Office/Retail/ Hotel/ Residential	500,000	(5)
CityWest Place land	Houston, TX	25.0%	24.0	Office/Retail/ Hotel/ Residential	1,500,000

Total:			318.0		6,552,000

(1) Includes 182 acres designated as habitat preserve.

(2) The property will support the development of 280,000 rentable square feet of office space, 230,000 rentable square feet of retail space, 900,000 rentable square feet of office and research and development space and a 250,000 rentable square foot (approximately 250 rooms) hotel.

(3) We have a $20.5 million preferred equity interest in Murano and, as of December 31, 2006, have contributed $11,662,000. Excluding the preferred equity interest, we own a 73.0% ownership interest in Murano. The construction of Murano, a 302-unit high-rise residential condominium project, commenced in the second quarter of 2006.

(4) The total Campus El Segundo development project is comprised of 46.5 acres and, as currently planned, will consist of up to 2.2 million square feet of mixed-use development. A 14.1 acre parcel, which may include up to approximately 250,000 square feet of development, was sold in September 2006. In addition, in September 2006, a 5.4 acre parcel was sold and a 1.0 acre parcel of the Campus El Segundo property was deeded to the City of El Segundo. The remaining 26.1 acre parcel will support up to 1.9 million square feet of development.

(5) The property will support the development of at least 500,000 rentable square feet of residential, office or retail space.

Business

Our portfolio in which we presently have an ownership interest includes approximately 16,488 vehicle spaces which are revenue generating within on-site and off-site parking facilities. The following table presents an overview of these garage properties as of December 31, 2006.

On-Site/Off-Site Parking	Square Footage	Vehicle Capacity	Vehicles Under Monthly Contract(1)	Percentage of Vehicle Capacity Under Monthly Contract
On-Site Parking (2)	4,756,700	13,953	10,772	77.0%
Off-Site Parking (3)	1,086,613	2,535	2,960	117.0

Total:	5,843,313	16,488	13,732	83.0%

(1) Includes vehicle spaces provided to tenants under lease agreements.

(2) Includes garage space at One Commerce Square and Two Commerce Square in which we have an 89% ownership interest, at City National Plaza in which we have an indirect 21.3% ownership interest and at San Felipe Plaza, 2500 City West, Brookhollow Central I, II and III, Intercontinental Center and 2101 City West Place in which we have an indirect 25% ownership interest.

(3) Includes 2100 JFK Boulevard surface lot parking and off-site garage space for City National Plaza in which we have an indirect 21.3% ownership interest.

Managed Properties

We provide asset and/or property management services for five properties as a fee service for third parties. We asset and property manage four properties through our separate account relationship with CalSTRS. In addition, we developed and continue to property manage the CalEPA headquarters building. The table below presents an overview of those properties that we managed for third parties as of December 31, 2006. In addition, we provided asset and/or property management services for the 11 properties that were held within our joint venture with CalSTRS as of December 31, 2006.

Managed Properties (1)	Location	Year Built/ Renovation	Rentable Square Feet (2)	Percent Leased
800 South Hope Street	Los Angeles, CA	1985/2000	242,176	90.1%
Valencia Town Center	Valencia, CA	1996-2001	393,626	98.4
Pacific Financial Plaza	Newport Beach, CA	1982/1993	279,474	99.0
1835 Market Street	Philadelphia, PA	1987	686,503	92.7
CalEPA Headquarters	Sacramento, CA	2000	950,939	100.0

Total/Weighted Average			2,552,718	96.7%

(1) 800 South Hope Street, Valencia Town Center, Pacific Financial Plaza and the CalEPA headquarters building are core properties. 1835 Market Street has been repositioned by us during 2006 from a core plus property to a core property.

(2) For purposes of the table above, both on-site and off-site parking is excluded. Total portfolio square footage includes office properties and mixed-use space (including retail). Valencia Town Center was re-measured in accordance with BOMA 1996 standards and the rentable area for this property reflects the BOMA 1996 measurement guidelines. For the other properties, the rentable area is calculated consistent with leases in place on the property and local market conventions.

Business

Recent and Pending Acquisitions

Information on our recent acquisition of the Fairfax, Virginia properties through our joint venture with CalSTRS and the pending acquisition of the Austin, Texas portfolio through a joint venture with other institutional investors is provided below.

Fairfax, Virginia Properties(1)	Ownership Interest	Rentable Square Feet (2)
Centerpointe I	25.0%	204,000
Centerpointe II	25.0	204,000
Fair Oaks Plaza	25.0	178,000

(1)	Our joint venture TPG/CalSTRS acquired these properties in February 2007.
(2)	For purposes of the table above, both on-site and off-site parking is excluded.

Austin Portfolio(1)	Expected Ownership Interest	Rentable Square Feet (2)
Frost Bank Tower	6.25%	561,000
300 W. 6th Street	6.25	459,000
San Jacinto Center	6.25	404,000
One Congress Plaza	6.25	549,000
One American Center	6.25	523,000
Stonebridge Plaza II	6.25	193,000
Park 22	6.25	203,000
Research Park Plaza I & II	6.25	273,000
Westech 360	6.25	179,000
Great Hills Plaza	6.25	141,000

(1)	Through a joint venture, we entered into a definitive agreement to purchase this portfolio of properties on March 25, 2007. We expect the acquisition to close approximately 60 days following the date of entrance into the agreement. However, the closing of this acquisition is subject to a number of conditions and the final terms of the joint venture (including our economic interest in the joint venture) are still under discussion. There can be no assurances that this acquisition will be consummated on the expected terms described herein.
(2)	For purposes of the table above, both on-site and off-site parking is excluded.

COMPETITION

The real estate business is highly competitive. There are numerous other acquirers, developers, managers and owners of commercial and mixed-use real estate that compete with us nationally, regionally and/or locally, some of whom may have greater financial resources. They compete with us for acquisition opportunities, management and leasing revenues, land for development, tenants for properties and prospective investors in acquisition or development funds we may establish through our investment advisory business.

Our properties compete for tenants with similar properties primarily on the basis of location, total occupancy costs (including base rent and operating expenses), services provided and the design and condition of any planned improvements or tenant improvements we may negotiate. The number and type of competing properties or available rentable space in a particular market or submarket could have a material effect on our ability to lease space and maintain or increase occupancy or rents in our existing properties. We believe, however, that the quality services and individualized attention that we offer our tenants, together with our property management services on site, enhance our ability to attract and retain tenants for our office properties

Business

we own an interest in or manage. In addition, we attempt to own an interest in or manage at least 500,000 square feet of space per regional market as we believe that ownership of significant space in a particular market reduces property operating expenses and enhances our ability to attract and retain tenants.

In addition, in many of our submarkets, institutional investors and owners and developers of properties (including other real estate operating companies and REITs) compete for the acquisition and development, or redevelopment, of land and space. Many of these entities have substantial resources and experience. Competition in acquiring existing properties and land, both from institutional capital sources, other real estate operating companies and from REITs, has been very strong over the past several years. We may compete for investors in potential property acquisitions with other property investment managers with larger or more established operations. Additionally, our ability to compete depends upon trends in the economies of our markets in which we operate or own interests in properties, investment alternatives, financial condition and operating results of current and prospective tenants, availability and cost of capital, construction and renovation costs, land availability, completion of construction approvals, taxes and governmental regulations.

Employees

As of April 2, 2007, we had approximately 127 employees. Our executive management team is based in our Los Angeles and Philadelphia offices. None of our employees are currently represented by a labor union.

REGULATORY ISSUES

Environmental Issues

Under various federal, state and local environmental laws and regulations, a current or previous owner, manager or tenant of real estate may be required to investigate and clean up hazardous or toxic substances at the property and may be held liable to a government entity or to third parties for property damage and for investigation, clean-up and monitoring costs incurred by the parties in connection with the actual or threatened contamination.

Federal regulations require building owners and those exercising control over a building’s management to identify and warn, via signs and labels, of potential hazards posed by workplace exposure to installed asbestos-containing materials and potentially asbestos-containing materials in their building. The regulations also set forth employee training, record keeping and due diligence requirements pertaining to asbestos-containing materials and potentially asbestos-containing materials. Federal, state and local laws and regulations also govern the removal, encapsulation, disturbance, handling and/or disposal of asbestos-containing materials and potentially asbestos-containing materials when the materials are in poor condition or in the event of construction, remodeling or renovation of a building.

We are aware of potentially environmentally hazardous or toxic materials at two of our properties in which we hold an ownership interest. At our 2100 JFK Boulevard property, we engaged in remediation efforts as a result of a gasoline spill that occurred on the premises in April 2002, due to an accident caused by the former tenant’s agent. We undertook remedial procedures for the gasoline spill and other contaminants, including removing contaminated soil. As of December 31, 2006, all soil remediation work has been completed. Our lease required the tenant (or its successor in interest) to indemnify us against all costs and expenses of every kind relating directly or indirectly to the tenant’s use and occupancy of the premises. We have initiated litigation against the former tenant to enforce its obligation to us under the indemnity provisions of the lease. With respect to asbestos materials present at our City National Plaza property, these materials have been removed or abated from certain tenant and common areas of the building structure. We continue to remove or abate asbestos materials from various areas of the building structure and as of December 31, 2006, have accrued $4.0 million for such estimated future costs.

Business

Americans with Disabilities Act

Our properties must comply with Title III of the Americans with Disabilities Act (“ADA”) to the extent that the properties are “public accommodations” as defined by the ADA. The ADA may require removal of structural barriers to access by persons with disabilities in public areas of our properties where the removal is readily achievable. Although we believe that the properties in which we hold an ownership interest substantially comply with the requirements of the ADA, we have not conducted a portfolio-wide review to determine our compliance. The obligation to make readily achievable accommodations is an ongoing one and we will continue to assess our properties and to make alterations as appropriate in this respect.

Insurance

We carry comprehensive liability, fire, flood, extended coverage, wind, earthquake, terrorism and rental loss insurance covering all of the properties in our portfolio under a blanket policy. We believe the policy specifications and insured limits are appropriate given the relative risk of loss, the cost of the coverage and industry practice. In the opinion of our management team, the properties in our portfolio are adequately insured. Our terrorism insurance is subject to exclusions for loss or damage caused by nuclear substances, pollutants, contaminants and biological and chemical weapons. We carry earthquake insurance on our properties located in seismically active areas, which includes our Southern California properties, and terrorism insurance on all of our properties, in amounts and with deductibles which we believe are commercially reasonable.

Management

EXECUTIVE OFFICERS AND OFFICERS

Our executive officers and their ages as of March 30, 2007 were as follows:

Name	Age	Position(s)
James A. Thomas	70	Chairman of the Board, President and Chief Executive Officer
R. Bruce Andrews	66	Director
Edward D. Fox	59	Director
Winston H. Hickox	64	Director
John Goolsby	65	Director
Randall L. Scott	51	Executive Vice President and Director
John R. Sischo	50	Executive Vice President and Director
Diana M. Laing	52	Chief Financial Officer and Secretary
Thomas S. Ricci	49	Executive Vice President
Robert D. Morgan	41	Senior Vice President, Accounting and Administration

James A. Thomas serves as our Chairman of the Board, President and Chief Executive Officer. Mr. Thomas has served on our Board of Directors since the Company was organized in March 2004. Mr. Thomas founded TPGI Predecessor and served as the Chairman of the Board and Chief Executive Officer of TPGI Predecessor from 1996 to the closing of our initial public offering in October 2004. Prior to founding TPGI Predecessor, Mr. Thomas served as a co-managing partner of Maguire Thomas Partners, a national full service real estate operating company from 1983 to 1996. In 1996, Maguire Thomas Partners was divided into two companies with Mr. Thomas forming TPGI Predecessor with other key members of the former executive management at Maguire Thomas Partners. Mr. Thomas also served as Chief Executive Officer and principal owner of the Sacramento Kings NBA Basketball team and the ARCO Arena from 1992 to 1999. Mr. Thomas serves on the board of directors of the Townhall Los Angeles, SOS Coral Trees, Los Angeles Chamber of Commerce, Center Theatre Group and the National Advisory Council of the Cleveland Marshal School of Law. He serves on the board of trustees of the Ralph M. Parsons Foundation in Los Angeles, Baldwin Wallace College in Cleveland, the Los Angeles County Museum of Art and St. John’s Health Center Foundation in Santa Monica, California. Mr. Thomas also serves on the board of governors of the Music Center of Los Angeles County and is a member of the Rand Advisory Board. Mr. Thomas received his Bachelor of Arts degree in economics and political science with honors from Baldwin Wallace College in 1959. He graduated magna cum laude with a juris doctorate degree in 1963 from Cleveland Marshall Law School.

R. Bruce Andrews has been a member of our Board of Directors since October 2004. Until his retirement in April 2004, Mr. Andrews served as the President and Chief Executive Officer of Nationwide Health Properties, Inc., a real estate investment trust, which position he had held since September 1989. Mr. Andrews’ previous experience includes servicing in various capacities including Chief Financial Officer, Chief Operating Officer and Director of American Medical International. He began his career as an auditor for Arthur Andersen and Company. Mr. Andrews graduated from Arizona State University with a B.S. in Accounting. Mr. Andrews currently serves on the board of directors for Nationwide Health Properties, Inc.

Edward D. Fox has been a member of our Board of Directors since October 2004. Since January 2003, Mr. Fox has served as Chairman and Chief Executive Officer of Vantage Property Investors, LLC, a private real estate investment and redevelopment company. Prior to 2003, Mr. Fox was Chairman and Chief Executive Officer of Center Trust, a real estate investment trust, from 1998 to January 2003 when Center Trust was acquired by Pan Pacific Retail Properties. Mr. Fox co-founded and served as the Chairman of CommonWealth Partners, a fully-integrated real estate operating company, from 1995 through October 2003. Prior to forming

Management

CommonWealth Partners, Mr. Fox was a senior partner with Maguire Thomas Partners. A certified public accountant, Mr. Fox started his career in public accounting specializing in real estate transactions. Mr. Fox serves on the Dean’s advisory council for the USC School of Architecture and the board of directors of the Orthopaedic Hospital Foundation and the Los Angeles Boy Scouts. He is a member of the International Council of Shopping Centers, Urban Land Institute and the American Institute of Certified Public Accountants. He received a bachelor’s degree in accounting and a master’s degree in business, both with honors, from the University of Southern California.

Winston H. Hickox has been a member of our Board of Directors since October 2004. Since September 2006 he has been a partner in the government affairs consulting firm California Strategies, LLC. From June 2004 to July 2006, he was a Senior Portfolio Manager for the California Public Employees Retirement System, responsible for the design and implementation of environmental investment initiatives. From January 1999 to November 2003, Mr. Hickox served as Secretary of the California Environmental Protection Agency (CalEPA), responsible for a broad range of programs created to protect California’s human and environmental health. From December 1994 to May 1998, Mr. Hickox was a partner in LaSalle Advisors, Ltd. Prior to joining LaSalle Advisors, Ltd., Mr. Hickox was a Managing Director with Alex, Brown Kleinwort Benson Realty Advisors Corp. From April 1997 to January 1999, Mr. Hickox served as an alternate Commissioner on the California Coastal Commission. He was President of the California League of Conservation Voters from 1990 to 1994. He is currently a member of the board of Cadiz, Inc. and the Sacramento County Employees’ Retirement System. Mr. Hickox is a graduate of the California State University at Sacramento with a B.S. in Business Administration in 1965 and obtained a Masters of Business Administration in 1972 from Golden Gate University.

John Goolsby has been a member of our Board of Directors since May 2006. He is a private investor and from 1988 until his retirement in 1998, he served as the President and Chief Executive Officer of The Howard Hughes Corporation, a real estate development company. Mr. Goolsby served as a director of America West Holdings Corporation from 1994 to 2005. He currently serves as a director of Tejon Ranch Company.

Randall L. Scott serves us as an Executive Vice President and Director. Mr. Scott has been a member of our Board of Directors since October 2004. Mr. Scott directs asset management operations nationally and East Coast development activity for us, as well as co-managing our relationship with CalSTRS. He was responsible for asset management and East Coast development activity for TPGI Predecessor from its inception in 1996 until our formation in March 2004. Prior to the formation of TPGI Predecessor, Mr. Scott was with Maguire Thomas Partners from 1986 to August 1996. As a senior executive at Maguire Thomas Partners, Mr. Scott worked on several large scale development projects, including One Commerce Square in Philadelphia and The Gas Company Tower in Los Angeles. Mr. Scott was also on the pre-development team for the CalEPA project in Sacramento and served in a general business development capacity. Mr. Scott is currently involved in various civic and professional organizations and serves on the board of directors of the Center City District, a Philadelphia non-profit special services organization. Mr. Scott holds a bachelor’s degree in business administration and economics from Butler University in Indianapolis.

John R. Sischo serves us as an Executive Vice President and Director. Mr. Sischo has been a member of our Board of Directors since October 2004. He is responsible for our acquisition efforts and our debt capital market relationships, as well as co-managing our relationship with CalSTRS. He served as Chief Financial Officer of TPGI Predecessor from April 1998 until our formation in March 2004. Prior to joining TPGI Predecessor, Mr. Sischo was with Banker’s Trust from 1989 to 1998 where he was instrumental in developing Banker’s Trust’s real estate investment management practice. Prior to 1989, Mr. Sischo was with Security Pacific Corporation’s real estate investment banking practice. He began his career at Merrill Lynch Capital Markets. Mr. Sischo is on the board of directors of the Center City Association, a Los Angeles non-profit special services organization. Mr. Sischo received a bachelor’s degree in political science from the University of California at Los Angeles.

Management

Diana M. Laing serves as our Chief Financial Officer and Secretary, which positions she has held since May 2004. She is responsible for financial reporting, capital markets transactions and investor relations. Prior to becoming a member of our senior management team, Ms. Laing served as Chief Financial Officer of Triple Net Properties, LLC from January 2004 through April 2004. From December 2001 to December 2003, Ms. Laing served as Chief Financial Officer of New Pacific Realty Corporation and held this position at Firstsource Corp. from July 2000 to May 2001. Previously, Ms. Laing was Executive Vice President and Chief Financial Officer of Arden Realty, Inc., a publicly-traded REIT, from August 1996 to July 2000. From 1982 to August 1996, she was Chief Financial Officer of Southwest Property Trust, Inc., a publicly-traded multi-family REIT. She is a member of the board of directors and chairman of the audit committee for The Macerich Company, a publicly-traded REIT. She also serves on the board of the Big Brothers/Big Sisters of Greater Los Angeles and the Inland Empire. Ms. Laing holds a bachelor’s degree in accounting from Oklahoma State University and is a certified public accountant in Texas.

Thomas S. Ricci has served us as an Executive Vice President since April 2004. He served as Senior Vice President of TPGI Predecessor from May 1998 to our formation in March 2004, with oversight of business development and development services. From February 1992 through May 1998, Mr. Ricci was the vice president of planning and entitlements at Maguire Thomas Partners, Playa Capital Company division. As a senior executive at Maguire Thomas Partners, Mr. Ricci worked on several large mixed-use and commercial projects. Prior to joining Maguire Thomas Partners in 1987, Mr. Ricci was a Captain in the U.S. Air Force, where he was involved in planning, programming, design and construction of medical facilities at locations in the United States and abroad. Mr. Ricci holds a bachelor of science degree and a bachelor of architecture degree with honors from the New York Institute of Technology.

Robert D. Morgan serves us as a Senior Vice President responsible for accounting and administration. He served us as a Vice President from April 2004 to December 2006 in the same capacity. Mr. Morgan joined TPGI Predecessor in March 2000 from Arthur Andersen LLP, where he spent 10 years in the real estate service group. At Arthur Andersen, he was a Senior Manager specializing in providing audit and transaction due diligence services to real estate developers, owners, lenders and operators. Mr. Morgan earned a bachelor of science degree in business administration with a concentration in accounting from California Polytechnic State University at San Luis Obispo. Mr. Morgan is a certified public accountant, licensed by the State of California.

Certain Federal Income Tax Considerations

This section summarizes the current material federal income tax consequences to our company and to our stockholders. Because this section is a general summary, it does not address all aspects of taxation that may be relevant to particular stockholders in light of their personal investment or tax circumstances, or to certain types of stockholders that are subject to special treatment under the federal income tax laws, such as insurance companies, tax-exempt organizations (except to the limited extent discussed in “Taxation of Tax–Exempt Stockholders”), financial institutions or broker-dealers, and non-U.S. individuals and foreign corporations (except to the limited extent discussed in “Taxation of Non-U.S. Stockholders”).

The statements in this section are based on the current federal income tax laws. We cannot assure you that new laws, interpretations of law or court decisions, any of which may take effect retroactively, will not cause any statement in this section to be inaccurate.

This section is not a substitute for careful tax planning. Prospective investors are urged to consult their own tax advisors regarding the specific federal, state, foreign and other tax consequences to them, in light of their own particular circumstances, of the purchase, ownership and disposition of our common shares and the effect of potential changes in applicable tax laws.

Taxation of Our Company

Our company is treated as a taxable corporation under the Internal Revenue Code. As such, the income and losses from operations and net capital gains, including our company’s distributive share of income, gains and losses from partnerships in which it has interests, including our operating partnership, are taxable to our company at applicable corporate income tax rates, and will not be taxable to our stockholders.

Taxation of Our Stockholders

Taxation of Taxable U.S. Stockholders. A taxable “U.S. stockholder” will be required to take into account as dividends any distributions made out of our current or accumulated earnings and profits. A U.S. stockholder that is a taxable corporation generally should qualify for the dividends received deduction if the requisite holding period is satisfied. A U.S. stockholder that is not a corporation generally should qualify for capital gains treatment for qualified dividends if the requisite holding periods are satisfied and the stockholder does not elect to treat the dividends as investment income for purposes of the investment interest limitations. The term “U.S. stockholder” means a holder of shares of our common stock, that, for federal income tax purposes is:

➢	a citizen or resident of the United States;
➢	a corporation or partnership (including an entity treated as a corporation or partnership for federal income tax purposes) created or organized under the laws of the United States or of a political subdivision of the United States;
➢	an estate whose income is subject to federal income taxation regardless of its source; or
➢	any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

A U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the distribution does not exceed the adjusted basis of the U.S. stockholder’s common stock. Instead, the distribution will reduce the adjusted basis of the shares, and any amount in excess of both our current and accumulated earnings and profits and the adjusted basis will be treated as capital gain, long-term if the shares have been held for more than one year, provided the shares are a capital asset in the hands of the U.S. stockholder. In the past, we have paid distributions in excess of our current and accumulated earnings and profits, however, no assurances can be provided that we will pay distributions in excess of our current and accumulated earnings and profits in future periods.

Certain Federal Income Tax Considerations

Taxable distributions from our company and gain from the disposition of common stock will not be treated as passive activity income; stockholders generally will not be able to apply any “passive activity losses,” such as losses from certain types of limited partnerships in which the stockholder is a limited partner, against such income. In addition, gain from the disposition of common stock generally will be treated as investment income for purposes of the investment interest limitations. Dividend distributions also will be treated as investment income for the purpose of electing stockholders who forgo capital gains treatment for these dividends.

In general, a U.S. stockholder who is not a dealer in securities must treat any gain or loss realized upon a taxable disposition of our common stock as long-term capital gain or loss if the U.S. stockholder has held the shares for more than one year, and otherwise as short-term gain or loss. All or a portion of any loss that a U.S. stockholder realizes upon a taxable disposition of common stock may be disallowed if the U.S. stockholder purchases other common stock within 30 days before or after the disposition.

Information Reporting Requirements and Backup Withholding. We report to our stockholders and to the Internal Revenue Service, or IRS, the amount of distributions we pay during each calendar year and the amount of tax we withhold, if any. A stockholder may be subject to backup withholding at a rate of up to 28% with respect to distributions unless the holder:

➢	is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or
➢	provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

A stockholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder’s income tax liability. For a discussion of the backup withholding rules as applied to non-U.S. stockholders, see “Taxation of Non-U.S. Stockholders.”

Taxation of Tax-Exempt Stockholders. Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, referred to as pension trusts, generally are exempt from federal income taxation. However, they are subject to taxation on their “unrelated business taxable income.” While many investments in real estate generate unrelated business taxable income, dividend distributions from a taxable corporation, such as our company, to an exempt employee pension trust do not constitute unrelated business taxable income so long as the exempt employee pension trust does not otherwise use the shares of the company in an unrelated trade or business of the pension trust. Consequently, amounts we distribute to tax-exempt stockholders generally should not constitute unrelated business taxable income. However, if a tax-exempt stockholder were to finance its acquisition of common stock with debt, a portion of the income it received from us would constitute unrelated business taxable income pursuant to the “debt-financed property” rules.

Taxation of Non-U.S. Stockholders. The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign stockholders are complex. This section is only a summary of such rules. We urge non-U.S. stockholders to consult their own tax advisors to determine the impact of federal, state, and local income tax laws on ownership of common stock, including any reporting requirements.

A non-U.S. stockholder that receives a distribution from us will recognize ordinary income to the extent of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply unless an applicable tax treaty reduces or eliminates the tax. However, a non- U.S. stockholder generally will be subject to federal income tax at graduated rates on any distribution treated as

Certain Federal Income Tax Considerations

effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business, in the same manner as U.S. stockholders are taxed on distributions. We plan to withhold U.S. income tax at the rate of 30% on the gross amount of any distribution paid to a non-U.S. stockholder unless:

➢	a lower treaty rate applies and the non-U.S. stockholder files an IRS Form W-8BEN evidencing eligibility for the reduced rate with us; or
➢	the non-U.S. stockholder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income.

A non-U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the excess portion of the distribution does not exceed the adjusted basis of the stockholder’s common stock. Instead, the excess portion of the distribution will reduce the adjusted basis of the shares. A non-U.S. stockholder will be subject to tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of its shares, if the non-U.S. stockholder otherwise would be subject to tax on gain from the sale or disposition of shares of common stock, as described below. Because we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a non-U.S. stockholder may obtain a refund of amounts we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits. In the past, we have paid distributions in excess of our current and accumulated earnings and profits, however, no assurances can be provided that we will pay distributions in excess of our current and accumulated earnings and profits in future periods.

Although the company may constitute a U.S. real property holding corporation under the Foreign Investment in Real Property Tax Act (“FIRPTA”) provisions of the Internal Revenue Code, because we intend that our common stock will continue to be regularly traded on an established securities market, a non-U.S. stockholder generally will not incur tax under FIRPTA on gain from a sale of common stock unless it owns more than 5% of the outstanding common stock.

A non-U.S. stockholder generally will incur tax on gain not subject to FIRPTA if:

➢	the gain is effectively connected with the conduct of the non-U.S. stockholder’s U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to the gain; or
➢	the non-U.S. stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. stockholder will incur a tax on capital gains.

State and Local Taxes. We and/or our stockholders may be subject to taxation by various states and localities, including those in which we or a stockholder transacts business, owns property or resides. The state and local tax treatment may differ from the federal income tax treatment described above. Consequently, stockholders should consult their own tax advisors regarding the effect of state and local tax laws upon an investment in our common stock.

Underwriting

We are offering the shares of our common stock described in this prospectus supplement and the accompanying prospectus through the underwriters named below. UBS Securities LLC, Banc of America Securities LLC and Friedman, Billings, Ramsey & Co., Inc. are the representatives of the underwriters. We have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table:

Underwriters	Number of Shares
UBS Securities LLC	3,200,000
Banc of America Securities LLC	3,200,000
Friedman, Billings, Ramsey & Co., Inc.	1,600,000

Total	8,000,000

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

Our common stock is offered subject to a number of conditions, including:

➢	receipt and acceptance of our common stock by the underwriters; and
➢	the underwriters’ right to reject orders in whole or in part.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectus supplements and prospectuses electronically.

OVER-ALLOTMENT OPTION

We have granted the underwriters an option to buy up to an aggregate of 1,200,000 additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus supplement to exercise this option. If the underwriters exercise this option, they will purchase additional shares approximately in proportion to the amounts specified in the table above.

COMMISSIONS AND DISCOUNTS

Shares sold by the underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.48 per share from the public offering price. Sales of shares made outside of the United States may be made by affiliates of the underwriters. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms. Upon the execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein, and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms.

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 1,200,000 shares:

	No exercise	Full exercise
Per share	$0.80	$0.80
Total	$6,400,000	$7,360,000

Underwriting

In compliance with NASD guidelines, the maximum commission or discount to be received by any NASD member or independent broker/dealer will not be greater than 8%.

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $500,000.

NO SALES OF SIMILAR SECURITIES

We, our executive officers and directors have entered into lock-up agreements with the underwriters. Under these agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of UBS Securities LLC, Banc of America Securities LLC and Friedman, Billings, Ramsey & Co., Inc., offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable or exercisable for our common stock. These restrictions will be in effect for a period of 90 days after the date of this prospectus supplement. At any time and without public notice, UBS Securities LLC, Banc of America Securities LLC and Friedman, Billings, Ramsey & Co., Inc. may, in their sole discretion, release some or all the securities from these lock-up agreements. This 90-day restrictive period may be extended if, during the period that begins on the date that is 15 calendar days plus three business days before the last day of the 90-day period and ends on the last day of the 90-day period, we issue an earnings release or material news or a material event relating to us occurs or, prior to the expiration of the 90-day period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period. In these cases, the restrictions described above will apply until the expiration of the date that is 15 calendar days plus three business days after the date on which the issuance of the earnings release or the material news or material event occurs.

INDEMNIFICATION AND CONTRIBUTION

We have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

NASDAQ GLOBAL MARKET LISTING

Our common stock is listed on The Nasdaq Global Market under the symbol “TPGI.”

PRICE STABILIZATION, SHORT POSITIONS AND PASSIVE MARKET MAKING

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

➢	stabilizing transactions;
➢	short sales;
➢	purchases to cover positions created by short sales;
➢	imposition of penalty bids; and
➢	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered short sales,”

Underwriting

which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on The Nasdaq Global Market, in the over-the-counter market or otherwise. Prior to purchasing the shares being offered pursuant to this prospectus, on April 19, 2007, one of the underwriters purchased, on behalf of the syndicate, 8,677 shares at a price of $16.00 per share in stabilizing transactions.

In addition, in connection with this offering the underwriters (and selling group members) may engage in passive market making transactions in our common stock on The Nasdaq Global Market prior to the pricing and completion of this offering. Passive market making consists of displaying bids on The Nasdaq Global Market no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. If passive market making is commenced, it may be discontinued at any time.

AFFILIATIONS

The underwriters and their affiliates have provided and may provide from time to time certain commercial banking, financial advisory and investment banking services for us for which they receive fees. The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

NOTICE TO INVESTORS

European Economic Area

With respect to each Member State of the European Economic Area which has implemented Prospectus Directive 2003/71/EC, including any applicable implementing measures, from and including the date on which the Prospectus Directive is implemented in that Member State, the offering of our common stock in this offering is only being made:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

Underwriting

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or
(c)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

United Kingdom

Shares of our common stock may not be offered or sold and will not be offered or sold to any persons in the United Kingdom other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses and in compliance with all applicable provisions of the FSMA with respect to anything done in relation to shares of our common stock in, from or otherwise involving the United Kingdom. In addition, any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of shares of our common stock may only be communicated in circumstances in which Section 21(1) of the FSMA does not apply to us. Without limitation to the other restrictions referred to herein, this offering circular is directed only at (1) persons outside the United Kingdom, (2) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or (3) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005. Without limitation to the other restrictions referred to herein, any investment or investment activity to which this offering circular relates is available only to, and will be engaged in only with, such persons, and persons within the United Kingdom who receive this communication (other than persons who fall within (2) or (3) above) should not rely or act upon this communication.

Switzerland

Shares of our common stock may be offered in Switzerland only on the basis of a non-public offering. This prospectus does not constitute an issuance prospectus according to articles 652a or 1156 of the Swiss Federal Code of Obligations or a listing prospectus according to article 32 of the Listing Rules of the Swiss exchange. The shares of our common stock may not be offered or distributed on a professional basis in or from Switzerland and neither this prospectus nor any other offering material relating to shares of our common stock may be publicly issued in connection with any such offer or distribution. The shares have not been and will not be approved by any Swiss regulatory authority. In particular, the shares are not and will not be registered with or supervised by the Swiss Federal Banking Commission, and investors may not claim protection under the Swiss Investment Fund Act.

France

No prospectus (including any amendment, supplement or replacement thereto) has been prepared in connection with the offering of the Securities that has been approved by the Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the Autorité des marchés financiers; no Securities have been offered or sold and will be offered or sold, directly or indirectly, to the public in France except to permitted investors (“Permitted Investors”) consisting of persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) acting for their own account and/or investors belonging to a limited circle of investors (cercle restreint d’investisseurs) acting for their own account, with “qualified investors” and “limited circle of investors” having the meaning ascribed to them in Articles L. 411-2, D. 411-1, D. 411-2, D. 411-4, D. 734-1, D. 744-1, D. 754-1 and D.764-1 of the French Code Monétaire et

Underwriting

Financier and applicable regulations thereunder; none of this prospectus or any other materials related to the offering or information contained therein relating to the Securities has been released, issued or distributed to the public in France except to Permitted Investors; and the direct or indirect resale to the public in France of any Securities acquired by any Permitted Investors may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code Monétaire et Financier and applicable regulations thereunder.

Italy

The offering of the common stock has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa, the “CONSOB”) pursuant to Italian securities legislation and, accordingly, the common stock may not and will not be offered, sold or delivered, nor may or will copies of the prospectus supplement or the accompanying prospectus or any other documents relating to the common stock be distributed in Italy, except (i) to professional investors (operatori qualificati), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of July 1, 1998, as amended, (the “Regulation No. 11522”), or (ii) in other circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 (the “Financial Service Act”) and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended.

Any offer, sale or delivery of the common stock or distribution of copies of the prospectus supplement or the accompanying prospectus or any other document relating to the common stock in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Financial Services Act, Legislative Decree No. 385 of September 1, 1993, as amended (the “Italian Banking Law”), Regulation No. 11522, and any other applicable laws and regulations; (ii) in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy; and (iii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Any investor purchasing the common stock in the offering is solely responsible for ensuring that any offer or resale of the common stock it purchased in the offering occurs in compliance with applicable laws and regulations.

The prospectus supplement and the accompanying prospectus and the information contained therein are intended only for the use of its recipient and, unless in circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of the “Financial Service Act” and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended, is not to be distributed, for any reason, to any third party resident or located in Italy. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

Italy has only partially implemented the Prospectus Directive, the provisions under the heading “European Economic Area” above shall apply with respect to Italy only to the extent that the relevant provisions of the Prospectus Directive have already been implemented in Italy.

Insofar as the requirements above are based on laws which are superseded at any time pursuant to the implementation of the Prospectus Directive, such requirements shall be replaced by the applicable requirements under the Prospectus Directive.

Legal Matters

Jones Day will pass upon the validity of the issuance of the shares being sold in this offering. Certain matters will be passed upon for the underwriters by Clifford Chance US LLP, New York, New York.

Experts

The consolidated financial statements and schedule of Thomas Properties Group, Inc. and TPG/CalSTRS, LLC, appearing in Thomas Properties Group, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2006 and Thomas Properties Group, Inc. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 included therein with respect to Thomas Properties Group, Inc., have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference.

The consolidated financial statements and the related financial statement schedule as of December 31, 2005 and for the year ended December 31, 2005 and the period from October 13, 2004 to December 31, 2004 of Thomas Properties Group, Inc., the combined financial statements of Thomas Properties Group, Inc. Predecessor (the “Predecessor”) for the period from January 1, 2004 to October 12, 2004, and the consolidated financial statements of TPG/CalSTRS, LLC as of December 31, 2005, and the years ended December 31, 2005 and 2004 incorporated in this prospectus by reference from Thomas Properties Group, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, (which reports (1) express an unqualified opinion on Thomas Properties Group, Inc.’s and Predecessor’s consolidated and combined financial statements and financial statement schedule and include an explanatory paragraph relating to the retrospective adjustment for the tax effect of the difference between the financial statement basis and the tax basis of the assets contributed upon Thomas Properties Group, Inc.’s formation, and (2) express an unqualified opinion on TPG/CalSTRS, LLC’s consolidated financial statements and include an explanatory paragraph relating to the restated consolidated financial statements further described in Note 8 to the consolidated financial statements) which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Available Information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information filed by us at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the Public Reference Room. The SEC maintains an Internet web site that contains reports, proxy and information statements and other information regarding issuers, including us, that file electronically with the SEC. The address for the SEC’s website is http://www.sec.gov.

We make available, free of charge, through our investor relations web site, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, statements of changes in beneficial ownership of securities and amendments to those reports and statements as soon as reasonably practicable after they are filed with the SEC. The address for our web site is http://www.tpgre.com. The contents of our web site are not part of this prospectus supplement and the reference to our web site does not constitute incorporation by reference into this prospectus supplement of the information contained at that site.

Incorporation of Certain Documents by Reference

We have filed the following documents with the SEC and hereby incorporate such documents by reference in this prospectus supplement:

(1)	Annual Report on Form 10-K for the year ended December 31, 2006 and Amendment No. 1 on Form 10-K/A for the year ended December 31, 2006;
(2)	Current Reports on Form 8-K filed on February 5, 2007, March 19, 2007 and April 11, 2007; and
(3)	The description of our capital stock in our registration statement on Form S-1, file no. 333-114527, originally filed with the SEC on April 16, 2004 and subsequently amended on Form S-11.

Each document or report subsequently filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date hereof and prior to the termination of the offering of the securities (except for information and exhibits furnished under our current reports on Form 8-K) shall be deemed to be incorporated by reference into this prospectus supplement and to be a part of this prospectus supplement from the date of filing of such document or report. Any statement contained herein, or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of the registration statement and this prospectus supplement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the registration statement or this prospectus supplement.

We will provide without charge to any person to whom this prospectus supplement is delivered, on the written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference, other than certain exhibits to such documents. Written requests should be directed to:

Thomas Properties Group, Inc.

515 South Flower Street, Sixth Floor

Los Angeles, California 90071

(213) 613-1900

Attention: Investor Relations—Diana M. Laing, Chief Financial Officer

We have filed with the SEC a registration statement on Form S-3 under the Securities Act covering the shares of common stock to be offered and sold by this prospectus supplement. This prospectus supplement does not contain all of the information included in the registration statement, some of which is contained in exhibits to the registration statement. The registration statement, including the exhibits, can be read at the SEC web site or at the SEC offices referred to above. Any statement made in this prospectus supplement concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

PROSPECTUS

$150,000,000

THOMAS PROPERTIES GROUP, INC.

COMMON STOCK, PREFERRED STOCK, WARRANTS AND DEBT SECURITIES

From time to time we may offer common stock, preferred stock, warrants and debt securities consisting of a combination of any of these securities at an aggregate initial offering price not to exceed $150,000,000. The debt securities that we may offer may consist of senior debt securities or subordinated debt securities, in each case consisting of notes or other evidence of indebtedness in one or more series. The warrants that we may offer will consist of warrants to purchase any of the other securities that may be sold under this prospectus. The securities offered under this prospectus may be offered separately, together, or in separate series, and in amounts, at prices and on terms to be determined at the time of sale. A prospectus supplement that will set forth the terms of the offering of any securities will accompany this prospectus.

Our common stock is traded on The Nasdaq National Market under the symbol “TPGI.” On March 30, 2006, the closing price was $13.90 per share. As of the date of this prospectus, none of the other securities that we may offer by this prospectus are listed on any national securities exchange or automated quotation system.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

We may sell these securities directly, through agents, dealers or underwriters as designated from time to time, or through a combination of these methods. If any agents, dealers or underwriters are involved in the sale of any securities, the relevant prospectus supplement will set forth the names of any agent or underwriters, and any applicable commissions or discounts.

This prospectus may not be used to consummate the sale of any securities unless accompanied by a prospectus supplement.

The date of this prospectus is May 22, 2006.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission using a shelf registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $150,000,000.

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering, including a description of any risks relating to the offering if those terms are not described in this prospectus. A prospectus supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any accompanying prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this prospectus and the applicable prospectus supplement together with additional information under the heading “Available Information” before investing in any of the securities offered.

You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making offers to sell the securities in any jurisdiction in which an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make an offer or solicitation.

We may sell securities to or through underwriters or dealers, and also may sell securities directly to other purchasers or through agents. To the extent not described in this prospectus, the names of any underwriters, dealers or agents employed by us in the sale of the securities covered by this prospectus, the principal amounts or number of shares or other securities, if any, to be purchased by such underwriters or dealers and the compensation, if any, of such underwriters, dealers or agents will be set forth in an accompanying prospectus supplement.

The information in this prospectus is accurate as of the date on the front cover. Information incorporated by reference into this prospectus is accurate as of the date of the document from which the information is incorporated. You should not assume that the information contained in this prospectus is accurate as of any other date.

References in this prospectus to the terms “we,” “us” or “Thomas Properties Group” or other similar terms mean Thomas Properties Group, Inc., including our consolidated subsidiaries, unless we state otherwise or the context indicates otherwise.

PROSPECTUS SUMMARY

Thomas Properties Group, Inc.

Thomas Properties Group, Inc. is a full-service real estate operating company that owns, acquires, develops and manages office, retail and multifamily properties on a nationwide basis. We conduct our business through our operating partnership, of which we own 46.3% and control major decisions. We were incorporated in the State of Delaware on March 9, 2004. We have four primary areas of focus: property operations, property acquisitions, property development and redevelopment, and investment management. As of March 27, 2006, we own interests in and asset manage 14 operating properties with 8.2 million rentable square feet and provide asset and/or property management services on behalf of third parties for an additional five operating properties with 2.6 million rentable square feet. These owned and managed properties consist of office, mixed-use and residential space located in the West Coast, Southwest and Mid-Atlantic regions of the United States.

We have a substantial development pipeline, owning interests in land suitable for the development of approximately 5.3 million square feet of space. We developed and continue to manage the California Environmental Protection Agency (“CalEPA”) headquarters building in Sacramento, California. As of March 27, 2006, we had approximately 108 employees. Our executive management team is based in our Los Angeles and Philadelphia offices. None of our employees are currently represented by a labor union.

We maintain offices in Los Angeles, Newport Beach, Valencia, Sacramento, Dallas, Austin, Houston, San Antonio and Philadelphia. Our corporate headquarters are located at City National Plaza, 515 South Flower Street, Sixth Floor, Los Angeles, California 90071 and our phone number is (213) 613-1900. Our web site is www.tpgre.com; however, information contained on our website is not part of this prospectus.

The Offering

From time to time we may offer common stock, preferred stock, warrants and debt securities at an aggregate initial offering price not to exceed $150,000,000. The debt securities that we may offer may consist of senior debt securities or subordinated debt securities, in each case consisting of notes or other evidence of indebtedness in one or more series. The warrants that we may offer will consist of warrants to purchase any of the other securities that may be sold under this prospectus. The securities offered under this prospectus may be offered separately, together, or in separate series, and in amounts, at prices and on terms to be determined at the time of sale. A prospectus supplement that will set forth the terms of the offering of any securities will accompany this prospectus. The terms described in a prospectus supplement will include:

•	in the case of common stock, the offering price and number of shares;

•

in the case of preferred stock, with respect to the relevant class or series, the offering price, title, maximum number of shares, dividend rate, if any (which may be fixed or variable), time of payment, and relative priority of any dividends, any terms for redemption at our option or the option of the holder, any terms for sinking fund payments, any terms for conversion or exchange into other securities, any voting rights, any restrictions on future issuances, any listing on a securities exchange and any other terms of the preferred stock;

•

in the case of warrants, the offering price, designation and terms of the security purchasable upon exercise of the warrant (which may be a debt security or common or preferred stock), exercise price, amount of such underlying security that may be purchased upon exercise, exercisability and expiration dates, redemption provisions, if any, and any other terms of the warrants; and

•

in the case of debt securities, the title, aggregate principal amount, denominations, maturity, rate, if any (which may be fixed or variable), time of payment of any interest, any terms for redemption at our option or the option of the holder, any terms for sinking fund payments, any terms for conversion or exchange into other securities, any listing on a securities exchange and the initial public offering price and any other terms in connection with the offering and sale of such debt securities.

Certain persons participating in an offering of securities may engage in transactions that stabilize, maintain or otherwise affect the price of the securities, including over-allotment, stabilizing and short-covering transactions in such securities, and the imposition of a penalty bid, in connection with such offering. For a description of these activities, see “Plan of Distribution.”

FORWARD-LOOKING STATEMENTS

A number of the statements made or incorporated by reference in this prospectus are not historical or current facts, but deal with potential future circumstances and developments. These statements are intended as “Forward-Looking Statements” under the Private Securities Litigation Reform Act of 1995. In particular, statements pertaining to our capital resources, property portfolio performance and results of operations contain forward-looking statements. Likewise, our pro forma financial statements and all our statements and discussions regarding anticipated growth from operations, EBITDA results and results of operations are forward-looking statements. Forward-looking statements involve numerous risks and uncertainties and you should not rely on them as predictions of future events. Forward-looking statements depend on assumptions, data or methods which may be incorrect or imprecise and we may not be able to realize them. We cannot guarantee that the transactions and events described will happen as described or that they will happen at all. You can identify forward-looking statements by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “pro forma,” “estimates” or “anticipates” or the negative of these words and phrases or similar words or phrases. You can also identify forward-looking statements by discussions of strategy, plans or intentions. The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

•

our dependence on our relationship with The California State Teachers Retirement System (“CalSTRS”) and/or other joint venture parties, and restrictions on our ability to expand and diversify our revenue sources;

•	our lack of significant control in some of our joint ventures with third parties;

•	our reliance on revenue from significant tenants;

•	the impact of adverse economic or real estate developments in the three regional markets in which we are currently active;

•	failure to obtain any necessary third party financing;

•	defaults on or non-renewal of leases by tenants;

•	increased interest rates, tax rates, insurance and other operating costs;

•	the risk of default under our debt obligations;

•	potential losses that may not be covered by insurance and could result in our inability to repair damaged properties;

•	our reliance on key personnel, the loss of whom could impair our ability to operate our business successfully;

•	difficulties in identifying properties to acquire and completing acquisitions;

•	our failure to successfully operate acquired properties and operations;

•	our failure to successfully develop or manage properties;

•	lower market rents or increased vacancy rates;

•	the effect on us of tax legislation or other legislation relating to or affecting the ownership of our properties; and

•	environmental uncertainties and risks related to natural disasters.

USE OF PROCEEDS

Unless otherwise indicated in the accompanying prospectus supplement, the net proceeds from the sale of the securities offered hereby will be used for general corporate purposes, which may include working capital, capital expenditures, development costs, strategic investments and possible acquisitions. We have not allocated any portion of the net proceeds for any particular use at this time. Specific information concerning the use of proceeds from the sale of any securities will be included in the prospectus supplement relating to such securities.

RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratios of earnings to fixed charges for the indicated periods:

	The Company		Thomas Properties Group Predecessor
	Historical Consolidated Year Ended December 31, 2005 (1)	Historical Consolidated Period October 13 - December 31, 2004	Historical Combined Period January 1 - October 12, 2004	Historical Combined Year Ended December 31,
				2003	2002	2001
Ratio of earnings to fixed charges	1.82	0.77	0.87	0.92	0.78	0.68

Deficiency	N/A	1,349	2,409	1,712	4,849	7,212

(1)	Included in earnings is the gain on purchase of other secured loan of $25,776,000.

In computing the ratios above, earnings consist of net income (loss) from continuing operations for us and our consolidated subsidiaries plus distributed income from unconsolidated/uncombined real estate entities, but before equity in net loss (income) of unconsolidated/uncombined real estate entities, minority interests, taxes and fixed charges. Fixed charges consist of interest expense (including an estimate of the interest within rental expense), capitalized interest, amortization of deferred financing fees (whether expensed or capitalized) and amortization of discounts or premiums related to indebtedness. We have not issued any preferred stock shares. We have estimated for purposes of the above ratios interest within rental expense at one-third.

DESCRIPTION OF CAPITAL STOCK

The following description of our common stock and our preferred stock is a summary. You should refer to our certificate of incorporation and our bylaws for the actual terms of our capital stock. These documents are filed as exhibits to the registration statement of which this prospectus is a part.

Authorized Capital Stock

We are authorized to issue up to 75,000,000 shares of common stock, par value $0.01 per share, and 25,000,000 shares of preferred stock, par value $0.01 per share. As of March 27, 2006, 14,407,465 shares of common stock and no shares of preferred stock were issued and outstanding.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Holders of our common stock vote together as a single class with holders of our limited voting stock on those matters upon which the holders of limited voting stock are entitled to vote. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably any dividends when, if, and as may be declared by the board of directors out of funds legally available for dividend payments. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive, conversion, subscription or other rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

Our board of directors has the authority, without further action by our stockholders, to issue up to 25,000,000 shares of preferred stock in one or more series. In addition, our board of directors may fix the rights, preferences and privileges of any series of preferred stock it may determine to issue. These rights may include a preferential return in the event of our liquidation, the right to receive dividends if declared by the board of directors, special dividend rates, conversion rights, redemption rights, superior voting rights to the common stock, the right to protection from dilutive issuances of securities, or the right to approve corporate actions. Any or all of these rights may be superior to the rights of the common stock. As a result, preferred stock could be issued with terms that could delay or prevent a change in control or make removal of our management more difficult. Additionally, our issuance of preferred stock may decrease the market price of our common stock.

A prospectus supplement relating to a certain series of preferred stock will describe the following terms of that series of preferred stock:

•	the designation of such series and the number of shares offered;

•	the initial public offering price at which the shares will be issued;

•	the dividend rate of that series, the conditions and dates upon which those dividends will be payable, and whether those dividends will be cumulative or noncumulative;

•	the relative ranking and preferences of that series as to dividend rights and rights upon any liquidation, dissolution or winding up of our affairs;

•	any redemption or sinking fund provisions;

•	any conversion or exchange rights of the holder or us;

•	any voting rights;

•	any restrictions on further issuances;

•	any listing of that series on any securities exchange; and

•	any other terms of that series.

Certain Provisions Affecting Control of the Company

Delaware Law.

We are subject to the provisions of Section 203 of the Delaware General Corporation Law (“Delaware Law”). In general, Section 203 prohibits a publicly held Delaware corporation from engaging under certain circumstances in a “business combination” with any “interested stockholder,” defined as a stockholder who owns 15% or more of the corporation’s outstanding voting stock, as well as its affiliates and associates, for three years following the date that the stockholder became an interested stockholder unless:

•	the transaction that resulted in the stockholder becoming an interested stockholder was approved by the board of directors prior to the date the interested stockholder attained this status;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by (i) persons who are directors as well as officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or subsequent to the relevant date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines a “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exception, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

A Delaware corporation may opt out of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of the provisions of Section 203. This statute could prevent or delay mergers or other takeover or change-of-control transactions for us and, accordingly, may discourage attempts to acquire us.

Certificate and Bylaw Provisions.

The following summary of certain provisions of our certificate of incorporation and bylaws is not complete and is subject to, and qualified in its entirety by, our certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Our bylaws provide that special meetings of our stockholders may be called only by the chairman of the board of directors, our Chief Executive Officer, a majority of our board of directors, or the holder or holders of 25% or more of the outstanding capital stock of our company entitled generally to vote in the election of directors. Our certificate of incorporation also specifies that the authorized number of directors may be changed only by a resolution of the board of directors and does not include a provision for cumulative voting for directors. Under cumulative voting, a minority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors. Vacancies in our board may only be filled by the remaining directors, and any additional directorships resulting from an increase in the number of directors may only be filled by the directors.

As described above, our board of directors is authorized to issue up to 25,000,000 shares of preferred stock and to determine the price and the rights preferences and privileges of these shares, without stockholder approval, which could also delay or prevent a change in control transaction.

In addition, our certificate of incorporation provides that stockholders may not act by written consent, but rather may only act at duly called meetings. Should any stockholder desire to present business at any meeting, they must comply with certain advance notice provisions in our bylaws.

These provisions contained in our certificate of incorporation and bylaws could delay or discourage certain types of transactions involving an actual or potential change in control of us or our management (including transactions in which stockholders might otherwise receive a premium for their shares over the then current prices) and may limit the ability of stockholders to remove current management or approve transactions that stockholders may deem to be in their best interests and, therefore, could adversely affect the price of our common stock.

Transfer Agent and Registrar

Computershare Investor Services is the transfer agent and registrar for the common stock.

DESCRIPTION OF WARRANTS

General Description of Warrants

We may issue warrants for the purchase of debt securities, preferred stock or common stock, or any combination of these securities. Warrants may be issued independently or together with other securities and may be attached to or separate from any offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between a warrant agent and us. The warrant agent will act solely as our agent in connection with the warrants and will not have any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. The following outlines some of the general terms and provisions of the warrants that we may issue from time to time. Additional terms of the warrants and the applicable warrant agreement will be set forth in the applicable prospectus supplement. The following description, and any description of the warrants included in a prospectus supplement, may not be complete and is subject to and qualified in its entirety by reference to the terms and provisions of the applicable warrant agreement, which we will file with the Securities and Exchange Commission in connection with any offering of warrants.

Debt Warrants

The prospectus supplement relating to a particular issue of warrants exercisable for debt securities will describe the terms of those warrants, including the following:

•	the title of the warrants;

•	the offering price for the warrants, if any;

•	the aggregate number of the warrants;

•	the designation and terms of the debt securities purchasable upon exercise of the warrants;

•	if applicable, the designation and terms of the securities that the warrants are issued with and the number of warrants issued with each security;

•	if applicable, the date from and after which the warrants and any securities issued with the warrants will be separately transferable;

•	the principal amount and price of debt securities that may be purchased upon exercise of a warrant;

•	the dates on which the right to exercise the warrants commence and expire;

•	if applicable, the minimum or maximum amount of the warrants that may be exercised at any one time;

•	whether the warrants represented by the warrant certificates or debt securities that may be issued upon exercise of the warrants will be issued in registered or bearer form;

•	information relating to book-entry procedures, if any;

•	if applicable, a discussion of material U.S. federal income tax considerations;

•	anti-dilution provisions of the warrants, if any;

•	redemption or call provisions, if any, applicable to the warrants; and

•	any additional terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

Stock Warrants

The prospectus supplement relating to a particular issue of warrants exercisable for common stock or preferred stock will describe the terms of the common stock warrants and preferred stock warrants, including the following:

•	the title of the warrants;

•	the offering price for the warrants, if any;

•	the aggregate number of the warrants;

•	the designation and terms of the common stock or preferred stock that may be purchased upon exercise of the warrants;

•	if applicable, the designation and terms of the securities that the warrants are issued with and the number of warrants issued with each security;

•	if applicable, the date from and after which the warrants and any securities issued with the warrants will be separately transferable;

•	the number of shares and price of common stock or preferred stock that may be purchased upon exercise of a warrant;

•	the dates on which the right to exercise the warrants commence and expire;

•	if applicable, the minimum or maximum amount of the warrants that may be exercised at any one time;

•	if applicable, a discussion of material U.S. federal income tax considerations;

•	anti-dilution provisions of the warrants, if any;

•	redemption or call provisions, if any, applicable to the warrants; and

•	any additional terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

Exercise of Warrants

Each warrant will entitle the holder of the warrant to purchase at the exercise price set forth in the applicable prospectus supplement the principal amount of debt securities or shares of common stock or preferred stock being offered. Holders may exercise warrants at any time up to the close of business on the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will be void. Holders may exercise warrants as set forth in the prospectus supplement relating to the warrants being offered.

Until a holder exercises the warrants to purchase any securities underlying the warrants, the holder will not have any rights as a holder of the underlying securities by virtue of ownership of warrants.

DESCRIPTION OF DEBT SECURITIES

Any debt securities offered by this prospectus are to be issued under an indenture, dated as of March 31, 2006, between Thomas Properties Group and The Bank of New York, as trustee, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part. You may also request a copy of the indenture from the trustee.

Certain provisions of the indenture have been summarized below. These summaries are not complete and are subject, and are qualified in their entirety by reference, to all the provisions of the indenture, including the definitions of certain terms. Investors should read the indenture, because it defines your rights as a holder of debt securities.

The following sets forth certain general terms and provisions of any debt securities offered by this prospectus. The particular terms of debt securities will be described in the prospectus supplement relating to those offered debt securities.

General

The indenture provides that debt securities in one or more series may be issued thereunder from time to time without limitation as to aggregate principal amount. We may specify a maximum aggregate principal amount for the debt securities of any series. Such debt securities may have such terms and provisions which are not inconsistent with the indenture, including as to maturity, principal and interest, as we may determine.

The prospectus supplement relating to any offered debt securities will describe the following terms:

•	the title of the debt securities;

•	the purchase price, denomination and any limit upon the aggregate principal amount of the offered debt securities;

•	the date or dates on which the principal of and premium, if any, is payable or the method of determination thereof;

•

the rate or rates at which the offered debt securities shall bear interest, if any, or the method of calculating such rate or rates of interest, the date or dates from which such interest shall accrue or the method by which such date or dates shall be determined, the Interest Payment Dates (as defined below) on which any such interest shall be payable and the regular record date, if any, for the interest payable on any Interest Payment Date;

•	the place or places where the principal of, premium, if any, and interest, if any, on the offered debt securities shall be payable;

•	the place or places where the offered debt securities may be exchanged or transferred;

•

the period or periods within which, the price or prices at which, the currency or currencies (including currency unit or units) in which, and the other terms and conditions upon which the offered debt securities may be redeemed, in whole or in part, and the manner in which the particular debt securities are to be selected for redemption;

•

our obligation, if any, to redeem or purchase the offered debt securities in whole or in part pursuant to any sinking fund or analogous provisions or upon the happening of a specified event or at the option of a holder thereof and the period or periods within which, the price or prices at which, and the other terms and conditions upon which the offered debt securities shall be redeemed or purchased, in whole or in part, pursuant to such obligation;

•	if other than denominations of $1,000 and any integral multiple thereof, the denominations in which the offered debt securities shall be issuable;

•

if other than U.S. dollars, the currency or currencies (including currency unit or units) in which payments of principal of, premium, if any, and interest on the offered debt securities shall or may be payable, or in which the offered debt securities shall be denominated, and the particular provisions applicable thereto;

•

if the payments of principal of, premium, if any, or interest on the offered debt securities are to be made, at the election of us or a holder of the offered debt security, in a currency or currencies (including currency unit or units) other than that in which such debt securities are denominated or designated to be payable, the currency or currencies (including currency unit or units) in which such payments are to be made, the terms and conditions of such payments and the manner in which the exchange rate with respect to such payments shall be determined, and the particular provisions applicable thereto;

•

if the amount of payments of principal of, premium, if any, and interest on the offered debt securities shall be determined with reference to an index, formula or other method (which index, formula or method may be based, without limitation, on a currency or currencies (including currency unit or units) other than that in which the offered debt securities are denominated or designated to be payable), the index, formula or other method by which such amounts shall be determined;

•

if other than the principal amount thereof, the portion of the principal amount of the offered debt securities which shall be payable upon declaration of acceleration of the maturity thereof or the method by which such portion shall be determined;

•	any modifications of or additions to the Events of Default (as defined below) or our covenants set forth herein with respect to the offered debt securities;

•	the applicability of the provisions described under Article 11 of the indenture, “Defeasance and Covenant Defeasance”;

•	if other than the trustee, the identity of the registrar and any paying agent;

•

if the offered debt securities shall be issued in whole or in part in global form, (i) the depositary for such global securities, (ii) the form of any legend in addition to or in lieu of that contained in the indenture which shall be borne by such global security, (iii) whether beneficial owners of interests in any offered debt securities in global form may exchange such interests for certificated securities of like tenor of any authorized form and denomination and (iv) the circumstances under which any such exchange may occur; and

•	any other terms of the offered debt securities.

Form, Registration, Transfer and Exchange

The debt securities of each series will be issued in fully registered form and, unless otherwise specified in the applicable prospectus supplement, in denominations of $1,000 and any integral multiple thereof. We will keep at each office or agency for each series of debt securities a register or registers in which, subject to such reasonable regulations as we may prescribe, we will register the debt securities, including any transfer thereof. At the option of the holder of debt securities, debt securities of any series (except a security in global form) may be exchanged for other debt securities of the same series, of any authorized denominations and of a like aggregate principal amount and Stated Maturity (as defined below), upon surrender of the debt securities to be exchanged at such office or agency. Whenever any debt securities are so surrendered for exchange, we shall execute, and the trustee shall authenticate and make available for delivery, the debt securities which the holder making the exchange is entitled to receive.

A holder of debt securities may transfer a debt security only by written application to the registrar. No such transfer shall be effected until final acceptance and registration of the transfer by the registrar in the security register. When debt securities are presented to the registrar or a co-registrar with a request to register the transfer or to exchange them for an equal principal amount of debt securities of other authorized denominations, the registrar shall register the transfer or make the exchange as requested if the requirements for such transactions set forth herein are met. To permit registrations of transfers and exchanges, we shall execute and the trustee shall authenticate debt securities at the registrar’s request.

We may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any exchange or registration of transfer of debt securities (other than any such transfer taxes or other similar governmental charge payable upon certain exchanges of securities pursuant to the terms of the indenture). No service charge to any holder shall be made for any such transaction.

We shall not be required to exchange or register a transfer of (a) any debt securities of any series for a period of 15 days next preceding the first mailing of notice of redemption of debt securities of that series to be redeemed, or (b) any debt securities of any series selected, called or being called for redemption except, in the case of any debt security of any series where public notice has been given that such security is to be redeemed in part, the portion thereof not so to be redeemed. All debt securities issued upon any transfer or exchange of debt securities shall be valid obligations of Thomas Properties Group, evidencing the same debt, and entitled to the same benefits under the indenture, as the debt securities surrendered upon such transfer or exchange.

Notices

Notice shall be sufficiently given (unless otherwise expressly provided in the indenture) if in writing and mailed, first-class postage prepaid, to each holder entitled thereto, at his last address as it appears in the security register.

Title

We, the trustee and any agent of ours or of the trustee may treat the person in whose name a debt security is registered upon our books on the applicable record date as the absolute owner of such security (whether or not such debt security may be overdue) for the purpose of making payment and for all other purposes.

Governing Law

The indenture and the debt securities will be governed by, and construed in accordance with, the law of the State of New York.

Book-Entry Provisions for Global Securities

Each global security initially shall (i) be registered in the name of the Depositary Trust Company (the “Depositary”) or the nominee of the Depositary, (ii) be delivered to the trustee as custodian for the Depositary and (iii) bear legends as set forth in the indenture. Members of, or participants in, the Depositary shall have no rights under the indenture with respect to any global security held on their behalf by the Depositary, or the trustee as its custodian, or under the global security, and the Depositary may be treated by us, the trustee and any agent of ours or the trustee as the absolute owner of such global security for all purposes whatsoever. Transfers of a global security shall be limited to transfers of such global security in whole, but not in part, to the Depositary for such series, its successors or their respective nominees.

We may at any time and in our sole discretion determine that the debt securities of a series issued in the form of one or more global securities shall no longer be represented by global securities. In that event, we will execute, and the trustee will authenticate and deliver the debt securities of the series of like tenor and terms in definitive form in an aggregate principal amount equal to the principal amount of the global security or securities of the series in exchange for the global security or securities. Interests of beneficial owners in a global security may be transferred in accordance with the rules and procedures of the Depositary.

Any beneficial interest in one of the global securities that is transferred to a person who takes delivery in the form of an interest in the other global security will, upon transfer, cease to be an interest in the global security and become an interest in the other global security and, accordingly, will thereafter be subject to all transfer restrictions, if any, and other procedures applicable to beneficial interests in the other global security for as long as it remains such an interest.

The registered holder of a global security may grant proxies and otherwise authorize any person, including members of, or participants in, the Depositary and persons that may hold interests through such members or participants, to take any action which a holder of a debt security is entitled to take under the indenture or the debt securities of such series.

Payment and Paying Agents

Unless otherwise indicated in the applicable prospectus supplement, the person in whose name any debt security of any series shall be registered upon our books on the applicable record date shall be deemed the absolute owner of such debt security for the purpose of receiving payment of or on account of the principal of, premium, if any, and interest on such debt security.

We will maintain a payment office where debt securities may be presented or surrendered for payment, or surrendered for registration of transfer or exchange, and where notices and demands to or upon us in respect of the debt securities and the indenture may be served. If at any time we shall fail to maintain any such required office or agency or shall fail to furnish the trustee with the address thereof, such presentations, surrenders, notices, and demands may be made or served at the corporate trust office of the trustee located at 100 Ashford Center North, Suite 520, Atlanta, Georgia 30338, and the trustee is our initial agent to receive all such presentations, surrenders, notices and demands. We may also from time to time designate one or more other offices or agencies where the debt securities of one or more series may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided, however, such designation or rescission does not relieve us of our obligation to maintain an office or agency for debt securities of any series for such purposes.

All moneys paid by us to a paying agent for the payment of the principal of or any premium or interest on any debt security which remain unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to us, and the holder thereafter may look only to us for payment of any principal, premium or interest.

Covenants

The indenture contains, among others, the following covenants:

Payment of Principal, Premium and Interest on Securities

We, for the benefit of each series of the debt securities, will warrant to duly and punctually pay or cause to be paid the principal of and any premium and interest on the debt securities of that series in accordance with the terms of such securities and the indenture.

Money for Securities Payments to be Held in Trust

If we shall at any time act as our own paying agent with respect to any series of debt securities, we will, on or before each due date of the principal of or any premium or interest on any of the debt securities of that series, segregate and hold in trust for the benefit of the persons entitled thereto a sum sufficient to pay the principal and any premium and interest so becoming due until such sums shall be paid to such persons or otherwise disposed of as herein provided and will promptly notify the trustee of our action or failure to so act. Whenever we shall have one or more paying agents for any series of debt securities, we will, prior to each due date of the principal of or any premium or interest on any debt securities of that series, deposit with a paying agent a sum sufficient to pay such amount, such sum to be held as provided by the Trust Indenture Act of 1939, and (unless such paying agent is the trustee) we will promptly notify the trustee of its action or failure to so act.

Existence

Subject to Article 9 of the indenture, “Consolidation, Merger or Sale of Assets,” we will do or cause to be done all things necessary to preserve and keep in full force and effect our existence, rights (charter and statutory), and franchises; provided, however, that we will not be required to preserve any such right or franchise if our board of directors determines that the preservation thereof is no longer desirable in the conduct of our business and that the loss thereof will not result in a material adverse effect.

Statement by Officers as to Default

We will deliver to the trustee, within 120 calendar days after the end of each fiscal year ending after the first date any series of debt securities issued under the indenture is outstanding, an officers’ certificate stating whether or not to the knowledge of such person after due inquiry we are in default in the performance and observance of any of the terms, provisions, and conditions of the indenture (without regard to any period of grace or requirement of notice provided thereunder) and, if we are in default, specifying all such defaults and the nature and status thereof of which such person may have such knowledge. We shall deliver to the trustee, as soon as possible and in any event within five days after we become aware of the occurrence of any Event of Default (as defined below) or an event which, with notice or the lapse of time or both, would constitute an Event of Default, an officers’ certificate setting forth the details of such Event of Default or default and the action which we propose to take with respect thereto.

Consolidation, Merger and Certain Sales of Assets

We shall not consolidate with or merge into any other person or convey or transfer our properties and assets substantially as an entirety to any person, unless:

•

the person formed by such consolidation or into which we merge or the person which acquires by conveyance or transfer our properties and assets substantially as an entirety shall be a person organized and existing under the laws of the United States of America or any State or the District of Columbia, and shall expressly assume, by an indenture supplemental, executed and delivered to the Trustee, the due and punctual payment of the principal of (and premium, if any) and interest, if any, on all the securities and the performance or observance of every covenant of the indenture of the part of Thomas Properties Group to be performed or observed;

•

immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time, or both, would become an Event of Default, shall have happened and be continuing; and

•

we have delivered to the trustee an officers’ certificate and an opinion of counsel each stating that such consolidation, merger, conveyance or transfer and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture complies with the terms of the indenture and that all conditions precedent therein provided for relating to such transaction have been complied with.

Events of Default

With respect to the debt securities of any series, each of the following is an Event of Default under the indenture:

•	failure to pay principal of or any premium on any debt security of the same series when due;

•	failure to pay any interest on any debt securities of that series when due, continued for 30 days;

•

failure to perform any other covenant or agreement in the indenture, continued for 90 days after written notice has been given by the trustee, or the holders of at least 25% in principal amount of the outstanding debt securities of that series, as provided in the indenture; and

•	certain events with respect to bankruptcy, insolvency or reorganization.

If an Event of Default (other than an Event of Default described in the last bullet point above) with respect to the debt securities of any series at the time outstanding shall occur and be continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of such series by notice as provided in the indenture may declare the principal amount of the debt securities of such series to be due and payable immediately. If an Event of Default described in the last bullet point above with respect to the debt securities of such series at the time outstanding shall occur, the principal amount of all the debt securities of such series will automatically, and without any action by the trustee or any holder, become immediately due and payable. After any such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the outstanding debt securities of such series may, under certain circumstances, rescind and annul such acceleration if all Events of Default in respect of such series, other than the non-payment of accelerated principal (or other specified amount), have been cured or waived as provided in the indenture. For information as to waiver of defaults, see “—Modification and Waiver,” as provided below.

Subject to the provisions of the indenture relating to the duties of the trustee, if an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless such holders shall have offered to the trustee reasonable indemnity. Subject to such provisions for the indemnification of the trustee, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series.

No holder of a debt security will have any right to institute any proceeding with respect to the indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless (i) such holder has previously given to the trustee written notice of a continuing Event of Default with respect to the debt securities of such series, (ii) the holders of at least 25% in aggregate principal amount of the outstanding debt securities of such series have made written request, (iii) such holder or holders have offered reasonable indemnity, to the trustee to institute such proceeding as trustee and (iv) the trustee has failed to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of such series a direction inconsistent with such request, within 90 days after such notice, request and offer. However, such limitations do not apply to a suit instituted by a holder of a debt security for the enforcement of payment of the principal of or any premium or interest on such debt security on or after the applicable due date specified in such debt security.

Certain Definitions

“Events of Default” means any event or condition specified as such in Section 5.01 of the indenture, which shall have continued for the period of time, if any, therein designated.

“Government Securities” means direct obligations of, or obligations guaranteed by, the United States of America, and the payment for which the United States pledges its full faith and credit.

“Interest Payment Date,” when used with respect to any debt security, means the Stated Maturity of an installment of interest on such debt security.

“Stated Maturity,” when used with respect to any debt security or any installment of principal thereof or interest thereon, means the date specified in such debt security or a coupon representing such installment of interest as the fixed date on which the principal of such debt security or such installment of principal or interest is due and payable.

Modification and Waiver

The indenture may be amended and supplemented by the trustee and us with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding debt securities of each series affected by such modification or amendment; provided, however, that the indenture may be amended and supplemented by the trustee and us without the consent of any holder of any debt securities to:

•	cure any ambiguity, defect or inconsistency;

•	provide for uncertificated debt securities in addition to or in place of certificated debt securities;

•	provide for the assumption of our obligations to the holders of the debt securities in the case of any transaction pursuant to Article 9 of the indenture;

•

evidence and provide for the acceptance of appointment, under the terms of the indenture, by a successor trustee and to add to or change any of the provisions of the indenture as shall be necessary to provide for or facilitate the administration of the trusts by more than one trustee;

•

make any change that would provide any additional rights or benefits to the holders of all or any series of the debt securities or that does not adversely affect the legal rights hereunder of any such holder or holders; or

•	comply with requirements of the Securities and Exchange Commission in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939.

Provided, further, that no such supplement or amendment may, without the consent of the holder of each outstanding debt security affected by the modification or amendment:

•	reduce the principal amount of debt securities of any series whose holders must consent to an amendment, supplement or waiver;

•	change the Stated Maturity of the principal of, or any installment of principal of or interest on, or time for payment of interest on, any debt security;

•	reduce the principal amount of, or any premium or interest on, any debt security;

•	change the place or currency of payment of principal of, or any premium or interest on, any debt security;

•	impair the right to institute suit for the enforcement of any payment on or with respect to any debt security;

•	reduce the percentage in principal amount of outstanding debt securities, the consent of whose holders is required for modification or amendment of the indenture; or

•	modify such provisions with respect to modification and waiver.

The holders of not less than a majority in principal amount of the outstanding debt securities of any series may waive compliance by us with certain restrictive provisions of the indenture with respect to such series. The holders of a majority in principal amount of the outstanding debt securities of such series may waive any past default under the indenture, except a default in the payment of principal, premium or interest and certain covenants and provisions of the indenture which cannot be amended without the consent of the holder of each outstanding debt security affected.

Except in certain limited circumstances, either us or the holders of at least 25% in aggregate principal amount of the debt securities of a series then outstanding, may request that the trustee fix a record date for the purpose of determining the holders of outstanding debt securities entitled to give or take any direction, notice, consent, waiver or other action under the indenture, in the manner and subject to the limitations provided in the indenture. If a record date is set for any action to be taken by holders, such action may be taken only by persons who are holders of outstanding debt securities on the record date. To be effective, such action must be taken by holders of the requisite principal amount of the debt securities shall have been evidenced to the trustee not later than 180 days after such record date.

Defeasance and Covenant Defeasance

We may elect, at our option at any time, to have Section 11.02 of the indenture, “Legal Defeasance and Discharge,” relating to defeasance and discharge of indebtedness, or Section 11.03, “Covenant Defeasance,” relating to defeasance of certain restrictive covenants in the indenture, applied to any series of debt securities, or to any specified part of a series.

Defeasance and Discharge

The indenture provides that, upon our exercise of our option to have Section 11.02 of the indenture applied to any series of debt securities, we will be discharged from all our obligations with respect to the debt securities of such series (except for certain obligations contained in the indenture, including obligations to exchange or register the transfer of debt securities, to replace stolen, lost or mutilated debt securities, to maintain paying agencies and to hold moneys for payment in trust) upon the deposit in trust an amount, specifically pledged as security for, and dedicated solely to, the benefit of the holders of such series of debt securities, of money or non-callable Government Securities, or a combination thereof, as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay and discharge the principal of, premium, if any, and interest on the outstanding debt securities of such series on the Stated Maturity of such principal or installment of principal, premium, if any, or interest. Such deposit, discharge and defeasance may only occur if, among other things, we have delivered to the trustee (i) an opinion of counsel confirming that (a) we have received from, or there has been published by, the United States Internal Revenue Service a ruling or (b) since the date hereof, there has been a change in the applicable Federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the outstanding debt securities of such series will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit, discharge and defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such deposit, discharge and defeasance had not occurred, and (ii) an officers’ certificate from us and an opinion of counsel, each stating that all conditions precedent provided for relating to such deposit, discharge and defeasance have been complied with.

Defeasance of Certain Covenants

The indenture provides that, upon our exercise of our option to have Section 11.03 of the indenture applied to any series of debt securities, we shall be released from complying with certain restrictive covenants, contained in the indenture or any supplemental indenture applicable to such series upon the deposit in trust an amount, specifically pledged as security for, and dedicated solely to, the benefit of the holders of such debt securities, of money or non-callable Government Securities, or a combination thereof, as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay and discharge the principal of, premium, if any, and interest on such outstanding debt securities on the Stated Maturity of such principal or installment of principal, premium, if any, or interest. Such deposit, discharge and defeasance may only occur if, among other things, we have delivered to the trustee (i) an opinion of counsel confirming that the holders of the outstanding debt securities of such series will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred, and (ii) an officers’ certificate from us and an opinion of counsel, each stating that all conditions precedent provided for relating to such defeasance have been complied with.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

A summary of any material United States federal income tax consequences to persons investing in the securities offered by this prospectus will be set forth in an applicable prospectus supplement. The summary will be presented for information purposes only, however, and will not be intended as legal or tax advice to prospective purchasers. Prospective purchasers of securities are urged to consult their own tax advisors prior to any acquisition of securities.

PLAN OF DISTRIBUTION

We may sell the securities being offered by this prospectus through agents, underwriters and dealers, and securities may be sold to other purchasers directly or through agents. The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

Offers to purchase securities may be solicited by agents designated by us from time to time. Any such agent involved in the offer or sale of the securities in respect of which this prospectus is delivered will be named, and any commissions payable by us to such agent set forth, in the applicable prospectus supplement. Agents may be entitled under agreements that may be entered into with us to indemnification by us against certain liabilities, including liabilities under the Securities Act, and such agents or their affiliates may be clients of, extend credit to, or engage in transactions with or perform services for us in the ordinary course of business.

If any underwriters are utilized in the sale of securities, we will enter into an underwriting agreement with those underwriters at the time of sale to them and the names of the underwriters and the terms of the transaction will be set forth in the applicable prospectus supplement that will be used by the underwriters to make resales of the securities, which will be delivered to the public together with this prospectus. The underwriters may be entitled, under the relevant underwriting agreement, to indemnification by us against certain liabilities, including liabilities under the Securities Act, and such underwriters or their affiliates may be clients of, extend credit to, engage in transactions with or perform services for us in the ordinary course of business.

If dealers are utilized in the sale of the securities in respect of which this prospectus is delivered, we will sell the securities to such dealers as principal. The dealers may then resell the securities to the public at varying prices to be determined by the dealers at the time of resale. Dealers may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act, and such dealers or their affiliates may be clients of, extend credit to or engage in transactions with or perform services for us in the ordinary course of business.

In connection with the sale of securities, underwriters, dealers or agents may receive compensation from us or from purchasers of securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of securities may be deemed to be underwriters, and any discounts or commissions received by them from us and any profit on the resale of securities by them may be deemed to be underwriting discounts and commissions under the Securities Act. In compliance with NASD guidelines, the maximum commission or discount to be received by any NASD member or independent broker/dealer will not be greater than 8%.

If we engage in at-the-market sales, we will issue and sell such shares to or through one or more underwriters or agents, which may act on an agency basis or on a principal basis. We may sell such shares on a daily basis in exchange transactions or otherwise as we agree with the underwriters or agents, and any shares sold will be sold at prices related to the then prevailing market prices for our listed shares. Therefore, exact figures regarding proceeds that will be raised or commissions to be paid cannot be determined at this time and will be described in a prospectus supplement. We also may agree to sell, and the relevant underwriters or agents may agree to solicit offers to purchase, blocks of our common stock shares or other securities that we may list with any nationally recognized exchange or question system.

In connection with an offering of securities, the underwriters may purchase and sell such securities in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the underwriters in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or slowing a decline in the market price of the securities; and short positions created by the underwriters involve the sale by the underwriters of a greater number of securities than they are required or have the option to purchase from us in the offering. The underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the securities sold in the offering may be reclaimed by the underwriters if such securities are repurchased by the underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may or may not be successful in their end-goal, and could negatively affect our stock price. These transactions may be effected on The Nasdaq National Market, in the over-the-counter market or otherwise.

Any preferred stock, warrants and debt securities we may issue will be new securities with no established trading market. If so indicated in the applicable prospectus supplement, any underwriters, dealers or agents to or through whom such securities are sold by us for public offering and sale may make a market in such securities, but such underwriters and agents will not be obligated to do so and may discontinue any market-making at any time without notice. No assurance can be given as to the liquidity of the trading market for any such securities.

VALIDITY OF SECURITIES

Except as may be set forth in the applicable prospectus supplement, the validity of the securities offered by this prospectus will be passed upon for us by Jones Day.

EXPERTS

The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

AVAILABLE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act with respect to the securities offered by this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, certain parts of which are omitted in accordance with the rules and regulations of the Securities and Exchange Commission. For additional information about us and the securities, reference is made to the registration statement and to such exhibits and schedules. Statements contained herein concerning the provisions of any document filed as an exhibit to the registration statement or otherwise filed with the Securities and Exchange Commission are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference.

In addition, we are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”), and in accordance with the Securities Exchange Act file reports, proxy statements and other information with the Securities and Exchange Commission. Reports, proxy and information statements and other information we file with the Securities and Exchange Commission pursuant to the informational requirements of the Securities Exchange Act may be inspected and copied at the Securities and Exchange Commission’s Public Reference Room, located at 100 F Street, N.E., Washington, D.C. 20549. Information about the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330. The Securities and Exchange Commission also maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We have filed the following documents with the Securities and Exchange Commission and hereby incorporate such documents by reference in this prospectus:

(1)	Annual Report on Form 10-K for the year ended December 31, 2005;

(2)	Current Report on Form 8-K filed on January 5, 2006; and

(3)	The description of our capital stock in the registration statement on Form S-1, originally filed with the Securities and Exchange Commission on April 16, 2004 and subsequently amended.

Each document or report subsequently filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date hereof and prior to the termination of the offering of the securities shall be deemed to be incorporated by reference into this prospectus and to be a part of this prospectus from the date of filing of such document. Any statement contained herein, or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of the registration statement and this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the registration statement or this prospectus.

We will provide without charge to any person to whom this prospectus is delivered, on the written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference, other than certain exhibits to such documents. Written requests should be directed to: Thomas Properties Group, Inc., 515 South Flower Street, Sixth Floor, Los Angeles, California 90071, Attention: Investor Relations—Diana M. Laing, Chief Financial Officer (telephone: (213) 613-1900).

8,000,000 Shares

Thomas Properties Group, Inc.

Common Stock

Prospectus Supplement

April 20, 2007

UBS Investment Bank

Banc of America Securities LLC

Friedman Billings Ramsey